UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2005
SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F – ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes – ☐	No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-         .)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SIGNATURES

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034, 333-99073 and 333-126120) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This report on Form 6-K contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “consider”, “depends”, “estimate”, “expect”, “intend”, “plan”, “project” and similar expressions, or that certain events, actions or results “will”, “may”, “might”, “should” or “could” occur, be taken or be achieved.
     Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to the following:
•	our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our ability to comply with governmental rules and regulations, including Korean Ministry of Information Communication (MIC) regulations related to telecommunications providers and rules related to our status as a “market-dominating business entity” under the Fair Trade Commission of Korea’s Korean Monopoly Regulation and Fair Trade Act;

•	our expectations and estimates related to: interconnection fees; tariffs charged by wireless operators; regulatory fees; operating costs and expenditures; working capital requirements; principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases; research and development expenditures; and other financial estimates;

•	the effect of the number portability system that allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number and the use of the common prefix identification system; and

•	the telecommunications industry in Korea and other markets in which we do business and the effect economic, political or social conditions have on our number of subscribers, call volumes and results of operations.

     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks and other risks and uncertainties that are more fully described under the heading “Risk Factors” beginning on page 10 of our annual report on Form 20-F/A filed with the United States Securities and Exchange Commission on July 25, 2005. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION
AND RESULTS OF OPERATIONS
We must file reports with the Financial Supervisory Commission of Korea and the Korea Exchange Inc. These interim reports contain our audited, reviewed and non-consolidated financial statements as of and for the three months and six months ended June 30, 2004 and 2005, that are prepared in accordance with Korean GAAP, which differs in some respects from U.S. GAAP. You should read the following discussion together with our audited non-consolidated financial statements as attached hereto.
     The financial information described below and in our audited non-consolidated financial statements as of December 31, 2004 and June 30, 2005 and for the three months ended June 30,2004 and 2005 is non-consolidated, and therefore does not reflect the results of operations of our subsidiaries other than those reflected under the equity method of accounting. While non-consolidated net income reflects the results of our consolidated subsidiaries, our other non-consolidated financial data, including operating revenue and operating income, do not. Accordingly, we believe that while there should not be any material differences between our net income on a non-consolidated basis and our net income on a consolidated basis, our other financial data, including those items noted herein, may be materially different on a consolidated basis. As a result, the financial information below is not comparable with the consolidated financial information presented in our annual report on Form 20-F/A for the year ended December 31, 2004, filed with the United States Securities and Exchange Commission on July 25, 2005.
     Under Korean GAAP, our non-consolidated revenues accounted for approximately 92.7% and 91.8% of our consolidated revenues in the years ended December 31, 2003 and 2004, respectively; and at December 31, 2003 and 2004, our non-consolidated assets were approximately 96.8% and 98.2% of our consolidated assets and our non-consolidated current assets were approximately 85.0% and 94.5% of our consolidated current assets, respectively. We can give no assurance as to what the ratios will be for the year ending December 31, 2005.

     Accounting principles and their application in practice vary among countries. The following discussion and our annual non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. Accordingly, this report and the non-consolidated financial statements that was disclosed on August 16, 2005 are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.
Selected Financial Data
     The following table sets forth selected financial data derived from our non-consolidated financial statements as of and for the six months ended June 31, 2005. You should read the selected non-consolidated financial data below in conjunction with our non-consolidated financial statements included in this report.

	For the three months				For the six months
Non-consolidated income statement data	ended June 30,				ended June 30,
	2004		2005		2004		2005
	(In Billions of Won)				(In Billions of Won)
Operating Revenue	W	2,384.0	W	2,527.2	W	4,784.6	W	4,939.1
Wireless Service[1]		2,193.7		2,299.1		4,354.6		4,493.6
Interconnection		190.3		228.1		430.0		445.5

Operating Expenses		1,921.3		1,813.8		3,630.7		3,611.2
Operating Income		462.7		713.4		1,153.9		1,327.9
Other Income		72.3		44.2		150.5		99.3
Other Expenses		124.3		106.9		223.5		229.3
Income Taxes		112.0		183.6		329.7		362.4

Net Income	W	298.7	W	467.1	W	751.2	W	835.5

Non-consolidated balance sheet data	As of December		As of June 30,
	31, 2004		2005
	(In Billions of Won)
Total Current Assets	W	3,854.3	W	4,031.0
Total Non-Current Assets		10,166.4		9,775.3
Total Assets		14,020.7		13,806.4
Total Current Liabilities		2,859.7		2,246.2
Total Long-Term Liabilities		4,033.9		4,310.9
Total Stockholders’ Equity		7,127.1		7,249.2
Results of Operations
     Non-Consolidated Revenue. We earn revenue principally from initial connection fees and monthly access fees, usage charges and value-added service fees paid by subscribers to our wireless services and interconnection fees paid to us by other telecommunications operators. The amount of our revenue depends principally upon the number of wireless subscribers, the rates we charge for our services, subscriber usage of

[1]	Includes revenues from line leases and solution sales.

our services, and the terms of our interconnection with other telecommunications operators. Government regulation also affects our revenues.
     Non-Consolidated Operating Revenue. Our operating revenue increased by 3.2% to Won 4,939.1 billion in the year ended June 30, 2005 from Won 4,784.6 billion in the corresponding period in 2004. The increase in SK Telecom’s cellular revenue was principally due to an increase in the number of SK Telecom’s wireless subscribers and an increase in our wireless services revenue..
     In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. Subscribers who switch operators to or from SK Telecom must purchase a new handset, as we use a different frequency than our competitors, KT Freetel and LG Telecom. In accordance with the plan published by the MIC, we were required to permit number portability first, beginning on January 1, 2004. The following number of subscribers have transferred to the service of our competitors during each month following our implementation of the number portability system:

Month	SKT → KTF	SKT→LGT	KTF→SKT	KTF→LGT	LGT → SKT	LGT → KTF	Total
Jan. 2004	203,853	101,414	—	—	—	—	305,267
Feb. 2004	102,282	81,594	—	—	—	—	183,876
Mar. 2004	111,077	103,155	—	—	—	—	214,232
Apr. 2004	139,508	122,146	—	—	—	—	261,654
May 2004	167,228	92,414	—	—	—	—	259,642
Jun. 2004	137,489	73,100	—	—	—	—	210,589
Jul. 2004	53,611	23,116	277,751	20,504	—	—	374,982
Aug. 2004	29,698	60,240	67,743	45,724	—	—	203,405
Sep. 2004	90,075	49,959	5,744	42,995	—	—	188,773
Oct. 2004	64,563	46,169	62,131	39,701	—	—	212,564
Nov. 2004	74,478	56,135	59,578	51,802	—	—	241,993
Dec. 2004	97,210	47,635	94,466	41,773	—	—	281,084
Jan. 2005	145,295	71,142	135,862	75,069	115,197	106,024	649,589
Feb. 2005	120,638	32,654	106,099	33,629	49,159	57,555	399,734
Mar. 2005	125,453	43,690	112,711	47,696	48,823	56,743	435,116
Apr. 2005	120,781	69,318	131,266	72,072	55,483	47,863	496,783
May.2005	125,365	58,400	132,655	55,085	56,329	48,546	476,380
June.2005	109,153	50,833	108,700	43,222	47,850	43,222	402,980
Total	2,017,757	1,183,114	1,294,706	569,272	372,841	359,953	5,798,643

     Subscribers who choose to transfer to a different wireless operator have the right to return to us without paying any penalties within 14 days of the initial transfer. KT Freetel introduced number portability beginning on July 1, 2004 and LG Telecom introduced number portability beginning on January 1, 2005. Notwithstanding our implementation of number portability on January 1, 2004, our total number of wireless subscribers increased to approximately 19.2 million as of June 30, 2005, up from approximately 18.8 million as of December 31, 2004. We believe that the increase in the number of wireless subscribers resulted in part from our service quality and marketing efforts.
     On an aggregate basis, interconnection revenue increased by 3.6% to Won 445.4 billion in the six months ended June 30, 2005, up from Won 429.9 billion in the corresponding period in 2004 mainly due to the increased call traffic.
     The number of SK Telecom’s subscribers increased to approximately 19.2 million as of June 30, 2005 from approximately 18.6 million as of June 30, 2004. In accordance with the increase in the number of subscribers, our non-consolidated average monthly revenue per subscriber increased by 0.2% to Won 43,336 for the six months ended June 30, 2005 from the six months ended June 30, 2004.
     Non-Consolidated Operating Expenses. Our operating expenses in the year ended June 30, 2005 decreased by 0.5% to Won 3,611.2 billion compared to Won 3,630.7 billion in the corresponding period in 2004, primarily due to decreased commissions paid, depreciation expense, labor costs and advertising expenses, which was partially offset by increases in interconnection expenses, leased line expenses and frequency usage expenses
     Commissions paid decreased 2.8% from Won 1,471.7 billion for the six months ended June 30, 2004 to Won 1,429 billion for the six months ended June 30, 2005. The decrease is primarily due to the increased level of commissions paid during the six months ended June 30, 2004 to mitigate the negative impact of number portability during that period.
     Depreciation expenses decreased 2.4% from Won 718.0 billion for the six months ended June 30, 2004 to Won 701.1 billion for the six months ended June 30, 2005 . The decrease was primarily due to a decrease in the acquisitions of assets that are subject to depreciation.
     Labor costs decreased 16.5% from Won 236.6 billion for the six months ended June 30, 2004 to Won 197.6 billion for the six months ended June 30, 2005 . The decrease was primarily due to a decrease in the employee’s salary, specifically a decrease in the incentive bonuses.
     Advertising expenses decreased 31.6% from Won 178.9 billion for the six months ended June 30, 2004 to Won 122.4 billion for the six months ended June 30, 2005. The decrease is primarily due to our change of advertising methods from a mass advertising campaign to a marketing strategy focused on certain high end, high volume users in order to mitigate the negative impact of number portability on its subscriber base.

     The above decreases were offset in part by the following increases:
     Interconnection expenses increased 14.7% from Won 399.5 billion for the six months ended June 30, 2004 to Won 458.4 billion for the six months ended June 30, 2005. The increase is primarily due to the adjustments made to the interconnection rates that are unfavorable to us. The increase was also due to the increase in the call volume between SK Telecom’s subscribers and the subscribers from other mobile operators.
     Leased line expenses increased 11.6% from Won 172.2 billion for the six months ended June 30, 2004 to Won 192.1 billion for the six months ended June 30, 2005. The increase was primarily due to an increase in demand for SK Telecom’s network for leased lines. The increase in network requirements for leased lines resulted both from an increase in the use of SK Telecom’s wireless Internet services and from an increase in the number of lines leased by SK Telecom in connection with the build-out of additional cell sites and base station transceiver subsystems, which was undertaken to improve network stability and quality of service in response to growth in subscriber base and data traffic volume.
     Frequency usage expenses increased 15.5% 2005 from Won 67.3 billion for the six months ended June 30, 2004 to Won 77.7 billion for the six months ended June 30, primarily due to an increase in fees implemented in July 2004.
     Non-Consolidated Other Income. Other income, consisting primarily of interest income, equity in earnings of affiliates, dividends, commissions and miscellaneous other income decreased 34.0% from Won 150.5 billion for the six months ended June 30, 2004 to Won 99.3 billion for the six months ended June 30, 2005. Other income decreased primarily due to significant decreases in equity in earnings of affiliates, interest income and foreign exchange and translation gains, which were partially offset by an increase in miscellaneous other income.
     Non-Consolidated Other Expenses. Other expenses include interest and discount expenses, equity in losses of affiliates, donations and miscellaneous other losses. Other expenses increased from Won 223.5 billion for the six months ended June 30, 2004 to 2.6% to Won 229.3 billion for the six months ended June 30, 2005. Other expenses increased primarily as a result of equity in losses of affiliates (we recorded no losses for the six months ended June 30, 2004) and increased donations, which were only partially offset by decrease in interest and discounts, absence of loss on impairment of long-term investment securities (SK Telecom had Won 11.8 billion in losses for the six months ended June 30, 2004), decrease in loss on transaction and valuation of currency swap, and decrease in loss on disposal of property, equipment and intangible assets.
     Non-Consolidated Income Tax. Provision for income taxes decreased 9.9% from Won 329.7 billion for the six months ended June 30, 2004 to Won 362.4 billion for the six moths ended June 30, 2005.
     Non-Consolidated Net Income. Principally as a result of the factors discussed above, our net income increased 11.2% from Won 751.2 billion for the six months ended June 30, 2004 to Won 835.5 billion for the six months ended June 30, 2005 .

Liquidity
     We had a working capital (current assets minus current liabilities) surplus of Won 1,736.9 billion as of June 30, 2005 compared to a surplus of Won 994.6 billion as of December 31, 2004. We had cash, cash equivalents, short-term financial instruments and trading securities of Won 810.1 billion as of June 30, 2005 and Won 761.1 billion as of December 31, 2004. We had outstanding short-term borrowings of Won 500.0 billion as of June 30, 2005 and Won 400.0 billion as of December 31, 2004.
     Operating cash flow is our principal source of liquidity. Cash and cash equivalents increased by Won 6.5 billion to Won 119.5 billion at March 31, 2005, up from Won 113.0 billion at December 31, 2004.
     Net Cash Flow from Operating Activities. Our principal source of liquidity is cash flow from operations. Cash flow provided by operations was Won 1,447.5 billion as of June 30, 2005, compared to Won 783.6 billion during the same period in 2004.
     Net Cash from Investing Activities. Net cash used in investing activities was Won 548.4 billion in the year ended March 31, 2005, compared to a net cash outflow of Won 357.0 billion during the same period in 2004. Cash inflows from investing activities were Won 190.0 billion in the year ended June 30, 2005, compared to Won 400.3 billion during the same period in 2004, and the primary contributor to such inflows related to a decrease in guarantee deposits of Won 117.8 billion in the year ended June 30, 2005, compared to Won 7.3 billion during the same period in 2004. Cash outflows for investing activities were Won 738.3 billion in the year ended June 30, 2005, compared to Won 757.4 billion during the same period in 2004. The primary contributors to the overall cash outflows for investing activities were acquisition of property and equipment, which were Won 365.3 billion in the year ended June 30, 2005, compared to Won 471.6 billion during the same period in 2004 and an increase in intangible assets, which were Won 124.0 billion in the year ended March 31, 2005, compared to Won 8.7 billion during the same period in 2004.
     Net Cash from Financing Activities. Financing activities used cash of Won 892.6 billion in the year ended June 30, 2005, compared to using cash of Won 400.6 billion during the same period in 2004. Cash inflows from financing activities included issuance of bonds, which provided cash of Won 193.7 billion in the year ended June 30, 2005, compared to Won 1,018.0 billion during the same period in 2004. Cash outflows for financing activities included, among other items, payment of dividends of Won 684.5 billion in the year ended June 30, 2005, compared to Won 404.7 billion during the same period in 2004; repayment of the current portion of long-term debt, which used Won 500 billion in the year ended June 30, 2005, compared to Won 466.8 billion during the same period in 2004.
     The net increase in cash and cash equivalents was Won 6.5 billion in the year ended June 30, 2005, compared to Won 25.9 billion increase during the same period in 2004.
Long-Term Liabilities/Commitments

     We had total non-consolidated long-term liabilities (excluding current portion) of Won 4,310.9 billion as of March 31, 2005 and Won 4,033.9 billion as of December 31, 2004. Our non-consolidated long-term debt as of June 30, 2005 included, among other items, bonds payable in the net amount of Won 3,095.7 billion, facility deposits of Won 25.7 billion, long-term payables of Won 584.3 billion and deferred income tax liabilities of Won 397.0 billion. Our non-consolidated long-term liabilities as of December 31, 2004 included, among other items, bonds payable in the net amount of Won 2,891.8 billion, facility deposits of Won 31.4 billion, long-term payables of Won 577.3 billion and deferred income tax liabilities of Won 323.1 billion. As of June 30, 2005, substantially all of our foreign currency-denominated long-term debt was denominated in Dollars. Depreciation of Won against Dollar will result in net foreign exchange and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.
     In addition, in May, July, August and November 2002, we issued Won 500.0 billion, Won 200.0 billion, Won 200.0 billion and Won 300.0 billion principal amount of unsecured and unguaranteed Won-denominated bonds, respectively. The Won 500.0 billion bonds with an annual interest rate of 6% matured in May 2005. The other bonds mature in July 2007, August 2007 and November 2007, and have an annual interest rate of 6%, 6% and 5%, respectively. We used the net proceeds from the sale of these bonds to repay maturing long-term indebtedness. We issued Won-denominated bonds with a principal amount of Won 300.0 billion, Won 150.0 billion and Won 250.0 billion in March, August and November 2003, respectively. These bonds mature in March 2008, August 2006 and November 2006, respectively, and have an annual interest rate of 5.0%. In March, May and December 2004, we issued Won-denominated bonds with a principal amount of Won 150.0 billion, 150.0 billion and 200 billion, respectively. These bonds will mature in April 2009, May 2009 and December 2011, respectively, and have an annual interest rate of 5.0%, 5.0% and 3.0%, respectively. The proceeds of the Won-denominated note offering in March, May and December 2004 were used for our operations.
     During the year 2004, we completed the following debt offerings:
In April 2004, we issued notes in the principal amount of US$300,000,000 with a maturity of seven years and an interest rate of 4.25%. The proceeds from the offering in April 2004 were used to pay maturing debt.
On May 27, 2004, we issued our US$329,450,000 Zero Coupon Convertible Notes due 2009, pursuant to an indenture dated as of May 27, 2004 between us and Citibank, N.A. Holders of Zero Coupon Convertible Notes will have the right to convert their notes (or any portion thereof being US$100,000 in principal amount or an integral multiple of US$10,000 in excess thereof) into shares of our common stock at the initial conversion price of Won 235,625 per share, subject to adjustments for stock splits, dividends, sub-divisions and similar distributions, at any time on or after July 7, 2004 up to the close of business on May 13, 2009, subject to our right of redemption. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This will be deemed as the repurchase of treasury stock and cancellation thereof for the purposes of Korean law. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. We entered into a swap agreement to reduce our exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.
On March 14, 2005, we filed a report with the Financial Supervisory Services to disclose that we adjusted the conversion price of the convertible notes issued in May 2004 in the principal amount of US$329,450,000 from Won 235,625 to Won 226,566 and made additional deposit of its common stocks accordingly so that the total number of shares of common stock deposited with Korea Securities Depository to satisfy the note holders’ conversion rights increase from 1,644,978 to 1,710,750.
Such adjustment of conversion price has been made as a result of the payment of cash dividend in excess of 1% of the market capitalization in the fiscal year of 2004.
     As of June 30, 2005, our principal repayment obligations (on a non-consolidated basis) with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:
Months Ending June 30,2005
(In Billions of Won)

2005	W	0
2006	W	800
2007	W	700
Thereafter	W	1693.2
Capital Requirements and Resources
     We have spent Won 277.6 billion on capital expenditures in the six month period ended June 30, 2005. Of the Won 277.6 billion for capital expenditures in the first half of 2005, we spent Won 100.6 billion on capital expenditures related to expansion and improvement of our 95A/B and CDMA 1xRTT Network; Won 108.0 billion on capital expenditures related to construction of our W-CDMA network and provision of W-CDMA services, which began service on a limited basis in Seoul at the end of 2003; and Won 69.0 billion on other capital expenditures and projects.

     In September 2003, we entered into an agreement with Mobile Broadcasting Corporation for the purposes of co-owning and launching a satellite for the satellite digital multimedia broadcasting (“DMB”) business. Under the terms of the agreement, SK Telecom is committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite, which was approximately Won 100.8 billion. We launched the satellite in March 2004. We began our test service in February 2005, and began commercial service in May of 2005 although it depends on many factors including the Korean Broadcasting Commission’s approval of resending of terrestrial broadcasting.
     On March 24, 2005, we established a joint venture with EarthLink, Inc. (“EarthLink”) to launch cellular voice and data services across the U.S. under a partial mobile virtual network operator system, or partial MVNO. Each of EarthLink and us has committed to invest an aggregate of USD 220 million in the joint venture over the course of 3 years beginning in 2005, of which we invested USD 83 million this year.
     From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.
     We also intend to incur research and development expenses, which are influenced by the MIC, which makes annual recommendations concerning the level of our research and development spending. Our research and development expenses (including donations to research institutes and educational organizations) equaled 2.9% of operating revenue in 2003 and 2.8% of operating revenue for the year ended December 31, 2004.
     No commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20% of its shareholders’ equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25% of the bank’s shareholders’ equity to any one borrower and to any person with whom the borrower shares a credit risk. We believe that we have never operated near our limit with any Korean commercial bank.
     We generally collect refundable, non-interest bearing deposits from our customers as a condition to activating their service. Subject to the approval of the MIC, we set the amounts to be collected for deposits for cellular services. Effective February 1, 1996, we generally require cellular subscribers to pay a facility deposit of Won 200,000. These deposits were an important source of interest-free capital for us and historically funded a substantial portion of our capital expenditures. Since 1997, we have been offering existing and new cellular subscribers the option of obtaining facility insurance from the Seoul Guarantee Insurance Company, instead of paying the facility deposit. In order to obtain this facility insurance, subscribers must meet Seoul Guarantee Insurance Company’s credit requirements and pay a Won 10,000 premium for three years of coverage. Since August 1, 2002, SK Telecom has been paying initial premium for the first three years as well as renewal premium on behalf of the subscriber who elects to have facility insurance. For each defaulting insured subscriber, Seoul Guarantee Insurance Company reimburses us up to Won 350,000. We refund the facility deposit to any existing subscriber who elects to have facility insurance. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 31.4 billion as of December 31, 2004 to Won 25.7 billion as of March 31, 2005. We do not expect to have a significant amount of facility deposits to be refunded in the future.
Off-balance Sheet Arrangements
     In June 2002 and December 2002, we sold Won 631.4 billion and Won 650.6 billion, respectively, of accounts receivable resulting from our mobile phone dealer financing plan to Nate First Special Purpose Company and Nate Second Special Purpose Company, respectively, in asset-backed securitization transactions, and recorded a loss on disposal of accounts receivable-other of Won 10.9 billion and Won 12.9 billion, respectively. Nate First Special Purpose Company and Nate Second Special Purpose Company were liquidated in August 2003 and April 2004, respectively.
     On May 2,2003, September 4, 2003 and December 15, 2003, we sold Won 577.3 billion, Won 549.3 billion and Won 498.4 billion of accounts receivable resulting from our mobile phone dealer financing plan to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions, and recorded a loss on disposal of accounts receivable-other of Won 10.8 billion, Won 12.9 billion and Won 9.9 billion, respectively. As of June 30, 2005, such special purpose companies are all liquidated.
Dividend Policy
     In 2004, we amended our articles of incorporation to permit payment of interim dividends in accordance with relevant laws. On July 23, 2004, SKT’s board of directors approved the interim dividend rate of 1,000 Korean Won per common stock for the first half of fiscal year 2004. The shareholders who are registered in the SKT’s shareholders registry as of June 30, 2004 were entitled to receive the interim dividends. The interim dividend was paid in August 2004. The total amount of the interim dividend paid was 73,614,296,000 Korean Won.
     At the ordinary shareholder’s meeting on March 11, 2005, our shareholders approved a cash dividend of 9,300 Won per common share, of which 4,100 Won is ordinary dividend (excluding interim dividend) and 5,200 Won is special dividend. The cash dividend was paid in April 2005.
     On July 29, 2005, our board of directors resolved to pay a cash dividend of Won 1,000 per common share for the first half of the fiscal year ending December 31,2005 to the shareholders who were registered in our shareholder’ registry as of June 2005. The total amount of dividend to be paid is Won 73,614,296,000, which will be paid by August 18, 2005. The overall dividend payout ratio with respect to dividends to be paid for 2005 is currently expected to be up to 35% of net income from 2005.
Derivative Instruments

     We did not have any outstanding swap or derivative transactions as of December 31, 2004 other than currency swap agreements and currency forward contracts entered into in the first quarter of 2004 to reduce our foreign currency exposure with respect to our issuance of US$300 million notes on April 1, 2004 and a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed US dollar denominated convertible bonds with face amounts of US$329.5 million issued on May 27, 2004.
     In May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. These convertible notes are convertible by the holders into shares of our common stock at the rate of Won 235,625 per share. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This will be deemed as the disposition of treasury stock and cancellation thereof for the purposes of Korean law. On March 14, 2005, we filed a report with the Financial Supervisory Services to disclose that we adjusted the conversion price of the convertible notes issued in late May 2004 in the principal amount of US$329.5 million from Won 235,625 to Won 226,566 and made additional deposit of its common stocks accordingly so that the total number of shares of common stock deposited with Korea Securities Depository to satisfy the note holders’ conversion rights increase from 1,644,978 to 1,710,750. Such adjustment of conversion price has been made as a result of the payment of cash dividend in excess of 1% of the market capitalization in the fiscal year of 2004. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. As described in the preceding paragraph, we entered into a swap agreement to reduce our exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.
     We may consider in the future entering into additional currency swap agreements, currency forward contracts transactions and other arrangements solely for hedging purposes.
Other Information
     As a condition to the approval of the merger of Shinsegi into SK Telecom in January 2002, the MIC imposed certain conditions on us. The MIC periodically reviews our compliance with the conditions to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated a merger condition related to our acquisition of Shinsegi by providing subsidies to handset buyers. The advisory committee subsequently recommended that the MIC extend the post-merger monitoring period by two years until January 2007 and take appropriate corrective measures against us for providing subsidies to handset buyers. On June 7, 2004, MIC imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until January 2007.
     On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. As of April 30, 2005, we had approximately 19.1 million subscribers, representing a market share of approximately 51.2%. If we are subject to additional market share limitations in the future, our ability to compete effectively will be impeded.
     Twenty eight former minority shareholders of Shinsegi, including Jin Kap Park, filed a lawsuit against Shinsegi with the Seoul District Court in December 2001 to void the shareholders’ resolution approving the merger. In the lawsuit, the plaintiffs argued that the merger did not meet certain requirements of a “small scale” merger under the Korean Commercial Code and that the merger ratio was unfair and illegal. The Seoul District Court dismissed the lawsuit on April 25, 2002 on the grounds that the requirements of a “small scale” merger as claimed y the plaintiffs are not required under the correct interpretation of the Korean Commercial Code and that there is no evidence supporting the plaintiffs’ claim as to the unfairness of the merger ratio. After the plaintiffs’ appeal to the High Court on May 8, 2002 was denied, the plaintiffs further appealed to the Supreme Court which finally dismissed the claim on December 9, 2004.
     In October 2002, Korea Multinet Inc. (“Multinet”) filed a lawsuit against the MIC in the Seoul Administrative Court to revoke the MIC’s registration with the International Telecommunication Union for the frequency spectrum necessary for DMB business. Multinet had been previously granted the right to use this frequency by the MIC, but their right had been granted on the condition that Multinet would renounce its right to use the frequency upon implementation of a DMB business (to the extent necessary for the operation of our DMB business) and that Multinet would comply with any directive of the MIC to reallocate the frequency. The Seoul Administrative Court ruled in favor of the MIC in December 2002. Multinet filed an appeal with the Seoul High Court, but the Seoul High Court ruled in favor of the MIC in June 2004. Based on the application and registration with the International Telecommunication Union for such frequency, the MIC has allotted us a frequency with a license to run DMB business as a network service operator. Multinet, in June 2004 and September 2004, filed two lawsuits against the MIC to revoke such allotment by the MIC.
     In November 2002, in connection with certain technology used in the provision of Coloring service, Mr. Park Won-Seop filed a lawsuit against us in the Seoul Central District Court. In the lawsuit, Mr. Park alleged that we have infringed upon his patent rights relating to Coloring service. While the lawsuit is currently pending before the Seoul Central District Court, we sought an administrative action to nullify Mr. Park’s patent rights in the Intellectual Property Tribunal. The Tribunal upheld the nullification of Mr. Park’s patent rights. Mr. Park appealed the decision, and the appeal is currently pending before the Patent Court.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

	By	/s/ Hyun Jong Song

	Name:	Hyun Jong Song
	Title:	Vice President

Date: September 7, 2005

APPENDIX
SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS
JUNE 30, 2005 AND DECEMBER 31, 2004
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	June 30,		December 31,		June 30,	December 31,
	2005		2004		2005	2004
	(In millions)				(In thousands)
A S S E T S
CURRENT ASSETS :
Cash and cash equivalents (Note 11)	~~W~~	119,510	~~W~~	112,966	$115,524	$109,199
Short-term financial instruments		25,303		7,700	24,459	7,443
Trading securities (Notes 2 and 3)		665,333		640,389	643,145	619,032
Current portion of long-term investment securities (Notes 2 and 3)		50,000		3,600	48,333	3,480
Accounts receivable — trade (net of allowance for doubtful accounts of ~~W~~ 82,219 million at June 30, 2005 and ~~W~~ 58,248 million at December 31, 2004) (Notes 2, 11 and 21)		1,580,501		1,562,774	1,527,792	1,510,656
Short-term loans (net of allowance for doubtful accounts of ~~W~~ 755 million at June 30, 2005 and ~~W~~ 562 million at December 31, 2004) (Notes 2, 5 and 21)		74,790		55,613	72,296	53,758
Accounts receivable — other (net of allowance for doubtful accounts of ~~W~~ 13,005 million at June 30, 2005 and ~~W~~ 13,665 million at December 31, 2004) (Notes 2, 11 and 21)		1,325,801		1,365,226	1,281,586	1,319,696
Inventories (Notes 2 and 20)		11,479		10,961	11,096	10,595
Prepaid expenses		93,083		80,768	89,979	78,075
Deferred income tax assets (Notes 2 and 16)		47,879		—	46,282	—
Accrued income and other		37,328		14,348	36,083	13,871

Total Current Assets		4,031,007		3,854,345	3,896,575	3,725,805

NON-CURRENT ASSETS :
Property and equipment, net (Notes 2, 6, 20 and 21)		4,333,405		4,605,253	4,188,888	4,451,670
Intangible assets, net (Notes 2, 7 and 23)		3,429,626		3,448,619	3,315,250	3,333,609
Long-term investment securities (Notes 2 and 3)		859,047		923,537	830,398	892,738
Equity securities accounted for using the equity method (Notes 2 and 4)		907,505		826,246	877,240	798,691
Long-term loans (net of allowance for doubtful accounts of ~~W~~ 22,971 million at June 30, 2005 and ~~W~~ 19,173 million at December 31, 2004) (Notes 2, 5 and 21)		19,138		28,284	18,500	27,341
Guarantee deposits (Notes 11 and 21)		131,293		242,387	126,914	234,304
Long-term deposits and other (Notes 11 and 18)		95,334		92,034	92,156	88,965

Total Non-Current Assets		9,775,348		10,166,360	9,449,346	9,827,318

TOTAL ASSETS	~~W~~	13,806,355	~~W~~	14,020,705	$13,345,921	$13,553,123

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
JUNE 30, 2005 AND DECEMBER 31, 2004
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	June 30,		December 31,		June 30,	December 31,
LIABILITIES AND STOCKHOLDERS’ EQUITY	2005		2004		2005	2004
	(In millions)				(In thousands)
CURRENT LIABILITIES :
Accounts payable (Notes 11 and 21)	~~W~~	654,358	~~W~~	1,070,588	$632,536	$1,034,884
Short-term borrowings		500,000		400,000	483,325	386,660
Income taxes payable		339,767		267,797	328,436	258,866
Accrued expenses (Notes 2 and 19)		434,934		378,303	420,429	365,687
Dividend payable		347		263	335	254
Withholdings		248,440		188,197	240,155	181,921
Current portion of long-term debt, net (Notes 2 and 8)		—		498,278	—	481,661
Current portion of subscription deposits (Note 9)		14,235		13,405	13,760	12,958
Other		54,127		42,880	52,322	41,450

Total Current Liabilities		2,246,208		2,859,711	2,171,298	2,764,341

LONG-TERM LIABILITIES :
Bonds payable, net (Notes 2 and 8)		3,095,742		2,891,843	2,992,501	2,795,402
Subscription deposits (Note 9)		25,701		31,440	24,844	30,391
Long-term payables — other (net of present value discount of ~~W~~ 65,714 million at June 30, 2005 and ~~W~~ 72,663 million at December 31, 2004) (Note 2)		584,286		577,337	564,800	558,083
Accrued severance indemnities, net (Notes 2 and 21)		87,996		75,409	85,061	72,894
Deferred income tax liabilities (Notes 2 and 16)		397,047		323,096	383,806	312,321
Long-term currency swap (Notes 2 and 22)		78,154		96,743	75,548	93,517
Guarantee deposits received and other (Note 21)		42,010		38,034	40,609	36,766

Total Long-Term Liabilities		4,310,936		4,033,902	4,167,169	3,899,374

Total Liabilities		6,557,144		6,893,613	6,338,467	6,663,715

STOCKHOLDERS’ EQUITY :
Capital stock (Notes 1 and 12)		44,639		44,639	43,150	43,150
Capital surplus (Notes 2 and 12)		2,966,198		2,983,166	2,867,277	2,883,679
Retained earnings : (note 13)
Appropriated		5,470,701		4,733,936	5,288,256	4,576,062
Unappropriated		836,922		1,422,772	809,011	1,375,323
Capital adjustments :
Treasury stock (Note 14)		(2,047,105)		(2,047,105)	(1,978,835)	(1,978,835)
Unrealized loss on valuation of long-term investment securities, net (Notes 2, 3 and 16)		(84,193)		(89,842)	(81,385)	(86,846)
Equity in capital adjustments of affiliates, net (Notes 2, 4 and 16)		78,688		124,145	76,064	120,005
Loss on valuation of currency swap, net (Notes 2, 16 and 22)		(20,119)		(49,452)	(19,448)	(47,803)
Stock options (Notes 2 and 15)		3,480		4,833	3,364	4,672

Total Stockholders’ Equity		7,249,211		7,127,092	7,007,454	6,889,407

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	13,806,355	~~W~~	14,020,705	$13,345,921	$13,553,122

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(See Independent Accountants’ Review Report)

	Korean won								Translation into U.S. dollars (Note 2)
	2005				2004				2005		2004
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
	(In millions except for per share data)								(In thousands except for per share data)
OPERATING REVENUE (Notes 2 and 21)	~~W~~	2,527,150	~~W~~	4,939,086	~~W~~	2,383,994	~~W~~	4,784,563	$2,442,871	$4,774,370	$2,304,489	$4,625,000

OPERATING EXPENSES (Notes 2 and 21)
Labor cost		(61,887)		(197,572)		(85,695)		(236,595)	(59,823)	(190,983)	(82,837)	(228,705)
Commissions paid		(715,927)		(1,429,763)		(819,720)		(1,471,660)	(692,051)	(1,382,081)	(792,383)	(1,422,581)
Depreciation and amortization (Notes 2, 6, 7 and 10)		(359,805)		(701,053)		(374,772)		(717,975)	(347,806)	(677,673)	(362,274)	(694,031)
Network interconnection		(240,446)		(458,353)		(231,903)		(399,472)	(232,427)	(443,067)	(224,169)	(386,150)
Leased line		(95,190)		(192,057)		(90,190)		(172,191)	(92,015)	(185,652)	(87,182)	(166,449)
Advertising		(66,033)		(122,353)		(87,248)		(178,894)	(63,831)	(118,273)	(84,338)	(172,928)
Research and development (Note 2)		(46,480)		(97,464)		(48,535)		(94,755)	(44,930)	(94,214)	(46,916)	(91,595)
Rent		(43,347)		(87,083)		(41,136)		(80,268)	(41,901)	(84,179)	(39,764)	(77,591)
Frequency usage		(38,814)		(77,733)		(33,400)		(67,340)	(37,520)	(75,141)	(32,286)	(65,094)
Cost of goods sold		(2,433)		(4,355)		(727)		(1,048)	(2,352)	(4,210)	(703)	(1,013)
Other		(143,398)		(243,448)		(107,977)		(210,503)	(138,616)	(235,329)	(104,376)	(203,482)

Sub-total		(1,813,760)		(3,611,234)		(1,921,303)		(3,630,701)	(1,753,272)	(3,490,802)	(1,857,228)	(3,509,619)

OPERATING INCOME		713,390		1,327,852		462,691		1,153,862	689,599	1,283,568	447,261	1,115,381

OTHER INCOME :
Interest income (Note 3)		11,969		23,309		18,474		37,683	11,570	22,532	17,858	36,426
Dividends		227		16,430		1,263		18,792	219	15,882	1,221	18,165
Commissions (Note 21)		8,998		16,074		7,436		16,240	8,698	15,538	7,188	15,698
Equity in earnings of affiliates (Notes 2 and 4)		11,720		18,167		20,089		43,854	11,329	17,561	19,419	42,391
Foreign exchange and translation gains (Note 2)		246		613		9,458		10,013	238	593	9,143	9,679
Reversal of allowance for doubtful accounts		680		892		2,607		4,157	657	862	2,520	4,018
Gain on disposal of property and equipment		515		604		327		384	498	584	316	371
Gain on transaction and valuation of currency swap (Notes 2 and 22)		3,039		2,645		5,638		2,850	2,938	2,557	5,450	2,755
Other		6,790		20,609		7,047		16,569	6,564	19,921	6,812	16,019

Sub-total		44,184		99,343		72,339		150,542	42,711	96,030	69,927	145,522

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(See Independent Accountants’ Review Report)

	Korean won								Translation into U.S. dollars (Note 2)
	2005				2004				2005		2004
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
	(In millions except for per share data)								(In thousands except for per share data)
OTHER EXPENSES :
Interest and discounts		(65,623)		(131,932)		(80,691)		(156,735)	(63,435)	(127,532)	(78,000)	(151,508)
Donations		(1,854)		(17,718)		(4,001)		(5,185)	(1,792)	(17,127)	(3,868)	(5,012)
Foreign exchange and translation losses (Note 2)		(161)		(814)		(9,483)		(2,459)	(156)	(787)	(9,167)	(2,377)
Loss on disposal of property, equipment and intangible assets		(1,594)		(3,484)		(1,397)		(8,068)	(1,541)	(3,368)	(1,350)	(7,799)
Loss on disposal of investment assets		(15)		(62)		(3)		(809)	(14)	(60)	(3)	(782)
Equity in losses of affiliates (Notes 2 and 4)		(17,554)		(37,198)		—		—	(16,969)	(35,957)	—	—
Loss on transaction and valuation of currency swap (Notes 2 and 22)		—		—		(7)		(2,172)	—	—	(7)	(2,100)
Other		(20,078)		(38,087)		(28,766)		(48,022)	(19,408)	(36,817)	(27,807)	(46,420)

Sub-total		(106,879)		(229,295)		(124,348)		(223,450)	(103,315)	(221,648)	(120,202)	(215,998)

ORDINARY INCOME		650,695		1,197,900		410,682		1,080,954	628,995	1,157,950	396,986	1,044,905

INCOME BEFORE INCOME TAXES	~~W~~	650,695	~~W~~	1,197,900	~~W~~	410,682	~~W~~	1,080,954	$628,995	$1,157,950	$396,986	$1,044,905

PROVISION FOR INCOME TAXES (Notes 2 and 16)		(183,585)		(362,372)		(111,953)		(329,710)	(177,463)	(350,287)	(108,219)	(318,714)

NET INCOME	~~W~~	467,110	~~W~~	835,528	~~W~~	298,729	~~W~~	751,244	$451,532	$807,663	$288,767	$726,191

NET INCOME PER SHARE	~~W~~	6,345	~~W~~	11,350	~~W~~	4,058	~~W~~	10,205	$6.13	$10.97	$3.92	$9.86

(In Korean won and U.S. dollars) (Note 17)
See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(See Independent Accountants’ Review Report)

	Korean won								Translation into U.S. dollars (Note 2)
	2005				2004				2005		2004
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
	(In millions)								(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	~~W~~	467,110	~~W~~	835,528	~~W~~	298,729	~~W~~	751,244	$451,532	$807,664	$288,767	$726,190

Expenses not involving cash payments :
Provision for severance indemnities		7,528		18,574		16,632		33,197	7,277	17,955	16,077	32,090
Depreciation and amortization		389,946		759,528		405,262		777,053	376,942	734,198	391,747	751,139
Allowance for doubtful accounts		20,293		35,339		—		79	19,616	34,160	—	76
Foreign translation loss		—		153		8,992		1,748	—	148	8,692	1,690
Loss on disposal of property, equipment and intangible assets		1,594		3,484		1,397		8,068	1,541	3,368	1,350	7,799
Loss on impairment of long-term investment securities		—		—		11,782		11,782	—	—	11,389	11,389
Loss on disposal of investment assets		15		62		3		809	14	60	3	782
Equity in losses of affiliates		17,554		37,198		—		—	16,969	35,957	—	—
Loss on transaction and valuation of currency swap		—		—		7		2,172	—	—	7	2,100
Amortization of discounts on bonds and other		12,519		24,967		10,474		19,254	12,101	24,135	10,125	18,611

Sub-total		449,449		879,305		454,549		854,162	434,460	849,981	439,390	825,676

Income not involving cash receipts :
Foreign translation gain		(36)		(93)		—		(241)	(35)	(90)	—	(233)
Reversal of allowance for doubtful accounts		(680)		(892)		(2,607)		(4,157)	(657)	(862)	(2,520)	(4,018)
Gain on disposal of property and equipment		(515)		(604)		(327)		(384)	(498)	(584)	(316)	(371)
Equity in earnings of affiliates		(11,720)		(18,167)		(20,089)		(43,854)	(11,329)	(17,561)	(19,419)	(42,391)
Gain on transaction and valuation of currency swap		(3,040)		(2,645)		(5,638)		(2,850)	(2,939)	(2,557)	(5,450)	(2,755)
Other		0		(957)		(74)		(2,621)	—	(925)	(72)	(2,535)

Sub-total		(15,991)		(23,358)		(28,735)		(54,107)	(15,458)	(22,579)	(27,777)	(52,303)

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005		2004
	Three months	Six months	Three months	Six months	Three months	Six months	Three months	Six months
	ended June 30	ended June 30	ended June 30	ended June 30	ended June 30	ended June 30	ended June 30	ended June 30
	(In millions)				(In thousands)
Changes in assets and liabilities related to operating activities :
Accounts receivable — trade	(61,614)	(52,694)	32,738	50,127	(59,559)	(50,937)	31,646	48,455
Accounts receivable — other	4,248	39,967	(93,780)	(494,872)	4,106	38,634	(90,652)	(478,368)
Inventories	(876)	(518)	(1,194)	(1,478)	(847)	(501)	(1,154)	(1,429)
Prepaid expenses	6,859	2,644	6,294	(4,817)	6,630	2,556	6,084	(4,656)
Accrued income and other	(2,695)	(22,980)	(2,964)	(7,835)	(2,605)	(22,214)	(2,866)	(7,574)
Accounts payable	27,971	(416,209)	50,086	(293,903)	27,038	(402,329)	48,416	(284,101)
Income taxes payable	19,662	63,434	(112,261)	(106,002)	19,006	61,319	(108,517)	(102,467)
Accrued expenses	72,935	56,631	58,224	23,682	70,503	54,742	56,282	22,892
Withholdings	(5,671)	60,242	(40,799)	46,508	(5,482)	58,233	(39,438)	44,957
Current portion of facility deposits	373	831	847	1,995	361	803	819	1,928
Advance receipts and other	16,897	11,247	(4,278)	(4,548)	16,334	10,871	(4,136)	(4,396)
Deferred income taxes	3,415	20,374	(7,015)	32,694	3,301	19,695	(6,781)	31,604
Severance indemnity payments	(10,606)	(14,535)	(5,642)	(14,932)	(10,252)	(14,050)	(5,454)	(14,434)
Deposits for group severance indemnities and other deposits	4,929	7,628	3,251	5,662	4,765	7,374	3,143	5,473

Sub-total	75,827	(243,938)	(116,493)	(767,719)	73,299	(235,804)	(112,608)	(742,116)

Net Cash Provided by Operating Activities	976,395	1,447,537	608,050	783,580	943,833	1,399,262	587,772	757,447

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(See Independent Accountants’ Review Report)

	Korean won								Translation into U.S. dollars (Note 2)
	2005				2004				2005		2004
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
			(In millions)						(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities :
Decrease in short-term financial instruments	~~W~~	72,199	~~W~~	—	~~W~~	26,236	~~W~~	—	$69,791	$—	$25,361	$—
Decrease in trading securities		125,025		—		44,940		285,568	120,855	—	43,441	276,044
Decrease in current portion of long-term investment securities		—		3,600		500		37,478	—	3,480	483	36,228
Decrease in short-term loans		16,489		31,486		18,534		39,316	15,939	30,436	17,916	38,005
Proceeds from sales of long-term investment securities		28		1,714		223		734	27	1,657	216	710
Proceeds from sales of equity securities accounted for using the equity method		—		600		1,316		2,179	—	580	1,272	2,106
Decrease in guarantee deposits		2,971		117,827		1,626		7,275	2,872	113,898	1,572	7,032
Decrease in other non-current assets		6,168		16,214		11,707		22,870	5,963	15,673	11,317	22,108
Proceeds from disposal of property and equipment		17,988		18,460		1,525		4,879	17,388	17,844	1,474	4,716
Proceeds from disposal of intangible assets		52		53		—		1	50	51	—	1

Sub-total		240,920		189,954		106,607		400,300	232,885	183,619	103,052	386,950

Cash outflows for investing activities :
Increase in short-term financial instruments		—		(17,603)		—		(6,896)	—	(17,016)	—	(6,666)
Increase of trading securities		—		(24,946)		—		—	—	(24,114)	—	—
Increase in short-term loans		(17,057)		(43,964)		(8,210)		(32,954)	(16,488)	(42,498)	(7,936)	(31,855)
Increase in long-term financial instruments		—		—		(60,000)		(60,000)	—	—	(57,999)	(57,999)
Acquisition of long-term investment securities		(12,376)		(12,615)		(41,240)		(52,336)	(11,963)	(12,194)	(39,865)	(50,591)
Acquisition of equity securities accounted for using the equity method		(9,266)		(107,144)		—		(58,410)	(8,957)	(103,571)	—	(56,462)
Increase in long-term loans		(1,376)		(1,545)		(1,881)		(4,460)	(1,331)	(1,493)	(1,818)	(4,311)
Increase in guarantee deposits and other non-current assets		(21,210)		(41,232)		(31,580)		(61,963)	(20,503)	(39,857)	(30,528)	(59,897)
Acquisition of property and equipment		(271,976)		(365,267)		(355,974)		(471,639)	(262,906)	(353,086)	(344,102)	(455,910)
Increase in intangible assets		(4,475)		(124,020)		(4,324)		(8,715)	(4,324)	(119,884)	(4,180)	(8,424)

Sub-total		(337,736)		(738,336)		(503,209)		(757,373)	(326,472)	(713,713)	(486,428)	(732,115)

Net Cash Used in Investing Activities		(96,816)		(548,382)		(396,602)		(357,073)	(93,587)	(530,094)	(383,376)	(345,165)

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(See Independent Accountants’ Review Report)

	Korean won								Translation into U.S. dollars (Note 2)
	2005				2004				2005		2004
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
	(In millions)								(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities :
Issuance of bonds	~~W~~	—	~~W~~	193,683	~~W~~	870,510	~~W~~	1,018,020	$—	$187,224	$841,479	$984,070
Increase in short-term borrowings		300,000		100,000		—		—	289,995	96,665	—	—
Other		6,961		20,550		6,559		11,970	6,729	19,865	6,340	11,570

Sub-total		306,961		314,233		877,069		1,029,990	296,724	303,754	847,819	995,640

Cash outflows for financing activities :
Repayment of short-term borrowings		—		—		(395,676)		(548,669)	—	—	(382,480)	(530,371)
Repayment of current portion of long-term debt		(500,000)		(500,000)		(242,335)		(466,770)	(483,325)	(483,325)	(234,253)	(451,203)
Payment of dividends		(684,518)		(684,529)		(404,690)		(404,710)	(661,690)	(661,700)	(391,194)	(391,213)
Decrease in facility deposits		(4,371)		(5,738)		(3,847)		(6,805)	(4,225)	(5,547)	(3,719)	(6,578)
Acquisition of treasury stock		—		—		—		(2)	—	—	—	(2)
Other		(6,468)		(16,577)		(497)		(3,612)	(6,253)	(16,025)	(480)	(3,492)

Sub-total		(1,195,357)		(1,206,844)		(1,047,045)		(1,430,568)	(1,155,493)	(1,166,597)	(1,012,126)	(1,382,859)

Net Cash Used in Financing Activities		(888,396)		(892,611)		(169,976)		(400,578)	(858,769)	(862,843)	(164,307)	(387,219)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(8,817)		6,544		41,472		25,929	(8,523)	6,325	40,089	25,063

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		128,327		112,966		12,850		28,393	124,047	109,199	12,421	27,446

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	119,510	~~W~~	119,510	~~W~~	54,322	~~W~~	54,322	$115,524	$115,524	$52,510	$52,509

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS
ENDED JUNE 30, 2005 AND 2004
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

•	INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have reviewed the accompanying non-consolidated balance sheet of SK Telecom Co., Ltd. (the “Company”) as of June 30, 2005 and the related non-consolidated statements of income and cash flows for the three months and six months ended June 30, 2005 and 2004 (all expressed in Korean won). These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with financial accounting standards generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2004, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the year then ended (not presented herein); and in our report dated January 28, 2005, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated balance sheet as of December 31, 2004, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, based on our reviews, nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2(a). Such U.S. dollar amounts are presented solely for the convenience of readers outside Korea.

Without affecting our conclusion, we draw attention to the following :
As described in Note 24 to the accompanying non-consolidated financial statements, in accordance with the resolution of the Company’s board of directors dated May 3, 2005, on July 12, 2005, the Company sold 4,542,000 shares of 6,747,421 SK Teletech Co., Ltd. (“SKTT”) shares held by the Company, representing 60% of the total outstanding common stock of SKTT, for a total selling price of ~~W~~292.4 billion (~~W~~64,386 per share), to Curitel Communications, Inc., a handset maker in Korea. As a result, the Company’s ownership in SKTT decreased from 89.1% to 29.1% and the Company’s management rights of SKTT transferred to Curitel Communications, Inc. on July 12, 2005.
As described in Note 24 to the accompanying non-consolidated financial statements, the board of directors of the Company resolved to pay interim cash dividends of ~~W~~1,000 per share totaling ~~W~~73,614 million on July 29, 2005. The ex-dividend date was June 30, 2005 and the interim dividends are expected to be paid by August 18, 2005.
Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.
July 29, 2005

Notice to Readers
This report is effective as of July 29, 2005, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying non-consolidated financial statements and may result in modifications to the accountants’ review report.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(See Independent Accountants’ Review Report)
1.	GENERAL

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges, respectively. As of June 30, 2005, the Company’s total issued shares are held by the following :

		Percentage of
	Number of shares	total shares issued (%)
SK Group	19,773,261	24.03
POSCO Corp.	4,098,496	4.98
Institutional investors and other minority shareholders	49,742,539	60.46
Treasury stock	8,662,415	10.53

	82,276,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying non-consolidated financial statements of the Company have been prepared in accordance with Korean Financial Accounting Standards and Statements of Korea Accounting Standards (“SKAS”) No.1 through No.10 and No.12 through No.17, using the same accounting policies which were adopted in preparing the annual financial statements, and significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized as follows.
a.	Basis of Presentation

The accompanying non-consolidated statutory financial statements have been prepared in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

The official accounting records of the Company are maintained and expressed in Korean won, the currency of the country in which the Company is incorporated and operates. The translations of Korean won amounts into U.S. dollar amounts are included solely for the convenience of readers outside of the Republic of Korea and have been made at the rate of ~~W~~1,034.5 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the six months ended June 30, 2005. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate.

b.	Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

c.	Inventories

Inventories, which consist mainly of replacement units for wireless telecommunication facilities and supplies for sales promotion, are stated at the lower of cost or market value, with cost determined using the moving average method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at fiscal year end. Therefore, as of June 30, 2005 and 2004, physical inventory counts were not carried out. When the market value of inventories is less than the acquisition cost, carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. There was no such valuation loss for the three months and six months ended June 30, 2005 and 2004.

d.	Securities (excluding securities accounted for using the equity method of accounting)

Debt and equity securities are initially recorded at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature .

Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the unrealized gains or losses are reflected in net income when the securities are sold or if an impairment is other than temporary. Equity securities are stated at acquisition cost if fair value cannot be reliably measured. If the declines in the fair value of individual available-for-sale securities below their acquisition or amortized cost are other than temporary and there is objective evidence of impairment, write-downs of the individual securities are recorded to reduce the carrying value to their fair value. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current and/or non-current asset section of the balance sheet, based on their maturities from the balance sheet date.

e.	Investment Securities Accounted for Using the Equity Method of Accounting

Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of shareholders’ equity of the investee. Differences between the purchase cost and net asset value of the investee are amortized over 20 years using the straight-line method. When applying the equity method of accounting, unrealized intercompany gains and losses are eliminated and the effect of eliminations is reflected in the investment securities account (See Note 4).

f.	Property and Equipment

Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4¡30 years) of the related assets (See Note 6).

Interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

g.	Intangible Assets

Intangible assets are recorded at cost, less amortization computed using the straight-line method over 5 to 20 years. The amortization for the six months ended June 30, 2005 and 2004 was ~~W~~163,574 million and ~~W~~156,182 million, respectively and for the three months ended June 30, 2005 and 2004 was ~~W~~82,520 million and ~~W~~79,628 million, respectively.

With its application for a license to provide IMT 2000 service, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). ~~W~~650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (3.08% as of June 30, 2005). The future payment obligations are ~~W~~90,000 million in 2007, ~~W~~110,000 million in 2008, ~~W~~130,000 million in 2009, ~~W~~150,000 million in 2010, and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from the MIC, and recorded the total license cost as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of ~~W~~1,259,253 million and assumed the related long-term payable with a principal amount of ~~W~~650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016.

h.	Convertible Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment which is deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.

i.	Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

j.	Valuation of Long-term Payables

Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

k.	Provisions

The Company recognizes a provision when i) having a present obligation as a result of a past event, ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and iii) a reliable estimate can be made of the obligation (See Note 19).

l.	Accrued Severance Indemnities

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

The Company has deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are the Company’s employees, totaling ~~W~~147,612 million and ~~W~~155,228 million as of June 30, 2005 and December 31, 2004, respectively, are deducted from accrued severance indemnities.

In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~5,337 million and ~~W~~5,612 million as of June 30, 2005 and December 31, 2004, respectively, are deducted from accrued severance indemnities.

Actual payment of severance indemnities amounted to ~~W~~14,535 million and ~~W~~14,932 million for the six months ended June 30, 2005 and 2004, respectively, and ~~W~~10,606 million and ~~W~~5,642 million for the three months ended June 30, 2005 and 2004, respectively.

m.	Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value based method of accounting for its employee stock option compensation plan (See Note 15). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate. In addition, recognized compensation costs for the stock options that were not exercised within the exercisable period are transferred to other capital surplus from capital adjustments.

n.	Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to other expenses. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

o.	Research and Development Costs

The Company charges substantially all research and development costs to current operations as incurred. The Company incurred internal research and development costs of ~~W~~97,464 million and ~~W~~94,755 million for the six months ended June 30, 2005 and 2004, respectively, and ~~W~~46,480 million and ~~W~~48,535 million for the three months ended June 30, 2005 and 2004, respectively. In addition, external research and development costs were ~~W~~34,263 million and ~~W~~34,275 million for the six months ended June 30, 2005 and 2004, respectively, and ~~W~~17,096 million and ~~W~~16,505 million for the three months ended June 30, 2005 and 2004, respectively. All research and development costs were charged to current operations.

p.	Accounting for Foreign Currency Transactions and Translation

Transactions denominated in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet date, which were, for US dollars, ~~W~~1,024.40=US$1 and ~~W~~1,043.80=US$1 at June 30, 2005 and December 31, 2004, respectively. The resulting gains or losses arising from the translation or settlement of such assets and liabilities are included in current operations.

q.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portion of the gains or losses on the hedging instruments are recorded as a separate component of shareholders’ equity and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses is credited/charged immediately to operations.

r.	Revenue Recognitions

Operating revenue is recognized when cellular telephone communication services are provided.

s.	Income Taxes

Deferred tax assets and liabilities are recorded for future tax consequences of operating loss carryforwards,

tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable.

t.	Adoptions of New Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2005, the Company adopted SKAS No.15, No.16 and No.17, which are effective from the fiscal year beginning after December 31, 2004. Such adoption of SKAS has caused the following changes in the Company’s accounting policies :

Through 2004, the Company discontinued applying the equity method when the investment is reduced to zero and did not provide for additional losses. Effective January 1, 2005, additional losses are provided for to the extent that the Company has other investment assets related to equity method investees, including preferred stock and long-term receivables, pursuant to adoption of SKAS No.15, “Investments : Equity Method”. As a result of this accounting change, total assets as of June 30, 2005 decreased by ~~W~~3,904 million and ordinary income and net income for the six months ended June 30, 2005 decreased by ~~W~~3,904 million (See Note 4).

Through 2004, tax effects of temporary differences directly charged or credited to capital surplus and/or capital adjustments, were excluded in determining the deferred tax assets or liabilities. Effective January 1, 2005, such tax effects of temporary differences are included in determining the deferred tax assets or liabilities, pursuant to adoption of SKAS No. 16 “Income Taxes”. Accordingly, those adjustments made directly in capital surplus or capital adjustments, which result in temporary differences, are recorded at net of related tax effects. In addition, effective January 1, 2005 deferred income tax assets and liabilities which were presented on the balance sheet as a single non-current net number through 2004, are separated into current and non-current portions based on the classification of related assets or liabilities for financial reporting purposes. As a result of this accounting change, total assets and total liabilities as of June 30, 2005 increased by ~~W~~47,879 million and ~~W~~62,113 million, respectively, and total stockholders’ equity as of June 30, 2005 decreased by ~~W~~14,234 million, which was directly reflected in capital surplus or capital adjustments (See Note 16).

Such accounting changes are prospectively applied as allowed by SKAS No. 15 and No. 16. As a result, the non-consolidated balance sheet as of December 31, 2004 and the non-consolidated statements of income and cash flows for the three months and six months ended June 30, 2004, which is comparatively presented herein, were not made to reflect the effect of adoptions of SKAS No. 15 and No. 16, retrospectively.

3.	INVESTMENT SECURITIES
a. Trading Securities
Trading securities as of June 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	June 30, 2005						December 31, 2004
							Fair value and
	Acquisition cost		Fair value		Carrying amount		carrying amount
Beneficiary certificates	~~W~~	665,333	~~W~~	665,333	~~W~~	665,333	~~W~~	640,389

b. Long-term Investment Securities
Long-term investment securities as of June 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	June 30, 2005		December 31, 2004
Available-for-sale equity securities	~~W~~	857,459	~~W~~	872,209
Available-for-sale debt securities		1,588		4,928
Held-to-maturity securities		50,000		50,000

Total		909,047		927,137

Less current portion		(50,000)		(3,600)

Long-term portion	~~W~~	859,047	~~W~~	923,537

b-(1). Available-for-sale Equity Securities
Available-for-sale equity securities as of June 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

								Carrying amount
			Acquisition
		percentage	cost at		Fair value at
	Number of	(%) at June.	June. 30,		June 30,			June 30,		December
	shares	30, 2005	2005		2005			2005		31, 2004
(Investments in listed companies)

Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~	3,454		~~W~~	3,454	~~W~~	2,023

Hanaro Telecom Inc.	22,090,000	4.8		121,677		55,225			55,225		71,019

Korea Radio Wave Basestation Management	234,150	4.5		1,170		2,182			2,182		2,178

POSCO Corporation	2,481,310	2.7		332,662		452,839			452,839		464,005

INNOTG Co., Ltd.	59,473	3.3		1,695		94			94		152

SINJISOFT Corporation	—	—		—		—	(note a)		—		590

Cowon Systems, Inc.	335,999	6.2		1,600		1,357			1,357		1,600

sub-total				464,585					515,151		541,567

(Investments in non-listed companies)

Powercomm Co., Ltd.	7,500,000	5.0		240,243		71,565	(note b)		71,565		71,565

Japan MBCO	54,000	7.3		27,332		(note d)			27,332		27,332

Real Telecom Co., Ltd.	398,722	8.3		5,981		—	(note c)		—		—

Enterprise Networks Co., Ltd.	423,244	4.0		14,438		—	(note c)		—		—

Eonex Technologies Inc.	144,000	14.1		3,600		(note d)			4,593		4,593

WiderThan Co., Ltd.	2,000,000	14.3		1,000		(note d)			3,188		3,188

Korea Economic Daily	2,792,739	13.8		13,964		(note d)			13,964		2,077

Others				100,287		(note d)	(note e)		25,260		25,481

sub-total				406,845					145,902		134,236

(Investments in funds)

Korea IT Fund				190,000		(note d)			190,000		190,000

Others				6,406		(note d)			6,406		6,406

sub-total				196,406					196,406		196,406

Total								~~W~~	857,459	~~W~~	872,209

(note a)	The investment in common stock of SINJISOFT Corporation was sold and the Company recorded a gain on disposal of ~~W~~931 million for the six months ended June 30, 2005.

(note b)	The Company recorded its investments in common stock of Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows. Based on the advice of the outside professional valuation company that there was no significant change which had an effect on the fair value of Powercomm Co., Ltd. for the six months ended June 30, 2005, no additional unrealized loss or recovery on valuation of such investments was recorded.

(note c)	Due to the impairment of the Company’s investments in common stock of Real Telecom Co., Ltd. and Enterprise Networks Co., Ltd., the Company recorded impairment losses of ~~W~~20,419 million for the year ended December 31, 2004.

(note d)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investments in common stock of Eonex Technologies Inc. and WiderThan Co., Ltd. were reclassified to available-for-sale equity from equity securities accounted for using the equity method during 2003, as the Company’s ownership in such investees decreased to less than 20% and the Company lost significant influence. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification.

(note e)	Due to the impairment of the Company’s investments in common stock of Mobilewelcom Co., Ltd. in 2004, the Company recorded impairment losses of ~~W~~1,000 million for the year ended December 31, 2004.
The realization of unrealized gains (losses) on investments in common stock during the six months ended June 30, 2005 and 2004 are as follows (in millions of Korean won) :

	For the six months ended June 30, 2005
					Transferred to
	Beginning		Increase/		be realized		Tax effect		Ending
	balance		(decrease)		gain (loss)		(note)		balance
Digital Chosunilbo Co., Ltd.	(~~W~~	3,758)	~~W~~	1,431	~~W~~	—	~~W~~	640	(~~W~~	1,687)
Hanaro Telecom Inc.		(50,657)		(15,794)		—		18,274		(48,178)
Korea Radio Wave Basestation Management		1,007		5		—		(278)		733
POSCO Corporation		131,343		(11,166)		—		(33,049)		87,129
INNOTG Co., Ltd.		(1,543)		(58)		—		440		(1,161)
SINJISOFT Corporation		460		—		(460)		—		—
Cowon Systems, Inc.		—		(243)		—		67		(176)
Powercomm Co., Ltd.		(168,678)		—		—		46,386		(122,291)
Eonex Technologies Inc.		2,011		—		—		(553)		1,458
WiderThan Co., Ltd.		(27)		—		—		7		(20)

Total	(~~W~~	89,842)	(~~W~~	25,825)	(~~W~~	460)	~~W~~	31,934	(~~W~~	84,193)

(note)	These represent adjustments to reflect tax effect of temporary differences directly charged or credited to unrealized loss on valuation of long-term investment securities for adoption of SKAS No. 16 “Income Taxes.”

	For the six months ended June 30, 2004
					Transferred to
	Beginning		Increase/		be realized		Ending
	balance		(decrease)		gain (loss)		balance
Digital Chosunilbo Co., Ltd.	(~~W~~	2,934)	(~~W~~	925)	~~W~~	—	(~~W~~	3,859)
Hanaro Telecom Inc.		(55,469)		(8,112)		—		(63,581)
Korea Radio Wave Basestation Management		1,498		(304)		—		1,194
POSCO Corporation		71,792		(34,738)		—		37,054
Powercomm Co., Ltd.		(171,835)		—		—		(171,835)

Total	(~~W~~	156,948)	(~~W~~	44,079)	~~W~~	—	(~~W~~	201,027)

b-(2). Available-for-sale Debt Securities
Available-for-sale debt securities as of June 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

				Carrying amount
	Maturity	Acquisition cost		June 30,2005		Dec. 31,2004
Public bonds	(note a)	~~W~~	1,588	~~W~~	1,588	~~W~~	1,328
Convertible bonds of Real Telecom Co., Ltd. (note b)	March, 2007		10,656		—		—
Convertible bonds of Eonex Technologies, Inc. (3rd) (note c)	January, 2005		—		—		3,600

Total			12,244		1,588		4,928
Less current portion of available-for-sale debt securities			—		—		(3,600)

Long-term available-for-sale debt securities		~~W~~	12,244	~~W~~	1,588	~~W~~	1,328

The interest income incurred from available-for-sale debt securities for the six months ended June 30, 2005 and 2004 and for the three months ended June 30, 2005 and 2004 are ~~W~~630 million, ~~W~~75 million, ~~W~~16 million and ~~W~~49 million, respectively.

(note a)	The maturities of public bonds as of June 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

Maturity	June 30, 2005		December 31, 2004
Within five years	~~W~~	1,219	~~W~~	904
Within ten years		369		424

	~~W~~	1,588	~~W~~	1,328

(note b)	The convertible bonds of Real Telecom Corp. with a principal amount of ~~W~~10,656 million can be converted into 371,018 shares of common stock of Real Telecom Corp. at ~~W~~28,721 per share over the period from September 29, 2004 to March 28, 2007. Meanwhile, due to the impairment in such bonds, the Company recorded an impairment loss of ~~W~~10,656 million for the year ended December 31, 2004.

(note c)	The convertible bonds of Eonex Technologies, Inc. (3rd) were all repaid during the six months ended June 30, 2005.
b-(3). Held-to-maturity Securities
Held-to-maturity securities as of June 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

				Carrying amount
	Maturity	Acquisition cost		June 30, 2005		Dec. 31, 2004
Subordinated bonds of Mirae Asset Life Insurance Co., Ltd. (former : SK Life Insurance Co., Ltd.)	April 6, 2006	~~W~~	50,000	~~W~~	50,000	~~W~~	50,000

Total					50,000		50,000
Less current portion of held-to-maturity securities					(50,000)		—

Long-term held-to-maturity securities				~~W~~	—	~~W~~	50,000

The interest income incurred from held-to-maturity securities for the six months ended June 30, 2005 and 2004 and for the three months ended June 30, 2005 and 2004 are ~~W~~2,332 million, ~~W~~4,553 million, ~~W~~1,110 million and ~~W~~2,815 million, respectively.

4.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

Equity securities accounted for using the equity method as of June 30, 2005 and December 31, 2004 are as follows (in millions of Korean won, except for share data) :

	June 30, 2005							Carrying Amount
	Number	Ownership	Acquisition		Net Asset			June 30,		Dec. 31,
	of shares	Percentage (%)	Cost		Value			2005		2004
SK Teletech Co., Ltd.	6,747,421	89.1	~~W~~	80,491	~~W~~	168,349		~~W~~	171,550	~~W~~	190,896
SK Capital Co., Ltd.	10,000,000	100.0		50,000		34,891	(note a)		34,891		34,891
SK Communications Co., Ltd.	7,844,454	91.1		175,442		124,250			144,945		143,096
SK Telink Co., Ltd.	943,997	90.8		5,296		63,401			63,401		56,182
SK C&C Co., Ltd.	300,000	30.0		19,071		194,191			199,264		201,353
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		—	(note a)		—		—
STIC Ventures Co., Ltd.	1,600,000	24.1		8,000		7,477	(note a)		7,477		7,321
Paxnet Co., Ltd.	5,590,452	67.1		26,563		7,472			26,245		25,244
Global Credit & Information Corp.	300,000	50.0		2,410		2,384	(note a)		3,033		3,054
TU Media Corp.	7,800,000	28.5		39,000		24,348			24,348		34,607
Aircross Co., Ltd.	600,000	38.1		300		940	(note a)		940		944
SLD Telecom PTE. Ltd.	75,941,700	55.1		89,203		55,218			55,635		59,804
Skytel Co., Ltd.	1,756,000	28.6		2,159		3,713	(note a)		3,713		3,633
SK China Company Ltd.	28,160	20.7		3,195		1,915	(note a)		830		803
SK Telecom International, Inc.	1,099	100.0		17,467		21,950	(note a)		21,950		21,995
SK Telecom China Co., Ltd.	6,150,000	100.0		7,340		9,212	(note a)		9,212		9,212
SK USA, Inc.	49	49.0		3,184		3,056	(note a)		3,056		3,184
Centurion IT Investment Association		37.5		3,000		2,928	(note a)		2,928		3,205
SK-QC Wireless Development Fund		50.0		6,540		5,146	(note a)		5,146		5,145
SKT-HP Ventures, LLC		50.0		6,415		5,281	(note a)		5,281		5,284
SK Telecom USA Holdings, Inc.	1,000	100.0		83,438		83,438	(note b)		83,438		—
IHQ, Inc.	8,000,000	21.7		14,440		7,255	(note c)		14,563		—
Other investments in affiliates				26,159			(note d)		25,659		16,393

Total								~~W~~	907,505	~~W~~	826,246

(note a)	Net asset value was calculated based on the financial statements as of December 31, 2004, as the information as of June 30, 2005 was not available and the change in the Company’s portion of shareholders’ equity of the investee for the six months ended June 30, 2005 was not expected to be material.

(note b)	In the first quarter of 2005, the Company incorporated SK Telecom USA Holdings, Inc. with initial investment of US$83 million in order to invest in and manage SK-Earthlink, a joint venture company in the Untied States of America, which was established in order to provide wireless telecommunication service across the United States of America (See Note 23 (b)).

(note c)	In February 2005, the Company acquired 8,000,000 shares of IHQ, Inc., an entertainment management company, for ~~W~~1,805 per share with an option to purchase additional 5,000,000 shares at the previously agreed upon price during the period from March 15, 2006 to April 30, 2006, in order to secure high-quality contents for the Company’s wireless internet services.

(note d)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and certain others were not accounted for using the equity method of accounting, as their total assets at the beginning of 2005 were less than ~~W~~7 billion, and the Company’s portion of shareholders’ equity of such investees were not expected to be material.

Details of the changes in investments in affiliates accounted for using the equity method for the six months ended June 30, 2005 and 2004 are as follows (in millions of Korean won) :

	For the six months ended June 30, 2005
	Beginning			Equity in
	balance or			earnings	Equity in capital		Dividend
	acquisition cost			(losses)	adjustments		received		Ending balance
SK Teletech Co., Ltd.	~~W~~	190,896	(~~W~~	19,327)	(~~W~~	19)	~~W~~	—	~~W~~	171,550
SK Capital Co., Ltd. (note a)		34,891		—		—		—		34,891
SK Communications Co., Ltd		143,096		2,582		(733)		—		144,945
SK Telink Co., Ltd.		56,182		7,187		32		—		63,401
SK C&C Co., Ltd.		201,353		6,804		(8,293)		(600)		199,264
SK Wyverns Baseball Club Co., Ltd. (notes a and b)		—		(3,904)		—		—		—
STIC Ventures Co., Ltd. (note a)		7,321		(285)		441		—		7,477
Paxnet Co., Ltd.		25,244		1,001		—		—		26,245
Global Credit & Information Corp. (note a)		3,054		(21)		—		—		3,033
TU Media Corp.		34,607		(10,259)		—		—		24,348
Aircross Co., Ltd. (note a)		944		(4)		—		—		940
SLD Telecom PTE. Ltd.		59,804		(3,072)		(1,097)		—		55,635
Skytel Co., Ltd. (note a)		3,633		88		(8)		—		3,713
SK China Company, Ltd. (note a)		803		35		(8)		—		830
SK Telecom International, Inc.(note a)		21,995		(49)		4		—		21,950
SK Telecom China Co., Ltd. (note a)		9,212		178		(178)		—		9,212
SK USA, Inc. (note a and c)		3,184		168		(296)		—		3,056
Centurion IT investment Association (note a)		3,205		(277)		—		—		2,928
SKT-QC Wireless Development Fund (note a)		5,145		1		—		—		5,146
SKT-HP Ventures, LLC (note a)		5,284		—		(3)		—		5,281
SKT Telecom USA Holdings, Inc. (note d)		83,438		—		—		—		83,438
IHQ, Inc.		14,440		123		—		—		14,563

Total	~~W~~	907,731		(19,031)		(10,158)		(600)	~~W~~	881,846

Less : three months ended March 31, 2005				(13,197)		11,039		(600)

Three months ended June 30, 2005			(~~W~~	5,834)	(~~W~~	21,197)	(~~W~~	—)

(note a)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2004 as information as of June 30, 2005 was not available and the change of the Company’s portion of shareholders’ equity of the investee for the six months ended June 30, 2005 was not expected to be material.

(note b)	Additional losses of ~~W~~3,904 million was provided for the six months ended June 30, 2005 in accordance with SKAS No.15, which requires the Company to provide additional allowance for doubtful accounts related to the long-term loans to SK Wyverns Baseball Club Co., Ltd. at the same amount.

(note c)	As the investee’s total assets at the beginning of 2005 were over ~~W~~7 billion and the Company’s portion of the investee’s shareholders’ equity for the six months ended June 30, 2005 was material, investments in equity securities of SK USA, Inc. were accounted for using the equity method of accounting, effective January 1, 2005.

(note d)	Equity earnings or losses of affiliates from investment in SK Telecom USA Holdings, Inc. was not recorded as it was established during the six months ended June 30, 2005 and the information as of June 30, 2005 was not available and the change of the Company’s portion of shareholders’ equity of the investee for the six months ended June 30, 2005 was not expected to be material.

	For the six months ended June 30, 2004
			Equity in				Dividend
	Beginning balance		earnings		Equity in capital		received	Ending
	or acquisition cost		(losses)		adjustments		and others	Balance
SK Teletech Co., Ltd.	~~W~~	159,275	~~W~~	34,968	~~W~~	—	(~~W~~1,167)	~~W~~	193,076
SK Capital Co., Ltd.		45,865		(1,667)		(18)	—		44,180
SK Communications Co., Ltd		120,718		1,206		3,702	—		125,626
SK Telink Co., Ltd.		43,452		5,370		—	—		48,822
SK C&C Co., Ltd.		93,433		7,687		59,273	(600)		159,793
STIC Ventures Co., Ltd. (note a)		7,098		(11)		—	—		7,087
Paxnet Co., Ltd.		25,712		(83)		47	—		25,676
VCASH Co., Ltd.		943		(514)		—	—		429
Global Credit & Information Corp. (note a)		2,774		—		—	—		2,774
TU Media Corp.		39,000		(1,846)		337	—		37,491
WiderThan Co., Ltd. (note a and b)		3,166		49		(27)	(3,188)		—
SLD Telecom PTE. Ltd. (note a)		24,701		(1,874)		(483)	—		22,344
Skytel Co., Ltd. (note a)		3,053		195		172	(176)		3,244
SK China Co., Ltd. (note a)		2,187		(568)		64	—		1,683
SK Telecom International Inc. (note a)		18,963		915		5	—		19,883
Centurion IT investment association (note a)		3,125		1		—	—		3,126
SK-QC Wireless Development Fund (note a)		5,906		(5)		—	—		5,901
SKT-HP Ventures, LLC (note a)		5,963		31		(34)	—		5,960

Total	~~W~~	605,334		43,854		63,038	(5,131)	~~W~~	707,095

Less : three months ended March 31, 2004				23,765		49,389	(619)

Three months ended June 30, 2004			~~W~~	20,089	~~W~~	13,649	(~~W~~4,512)

(note a)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2003, as information as of June 30, 2004 was not available and the change of the Company’s portion of shareholders’ equity of the investee for the six months ended June 30, 2004 was not material.

(note b)	As the Company’s ownership in Widerthan.com decreased from 20.0% to 17.5% during the first quarter of 2004, investments in common stock of WiderThan.com were reclassified to available-for-sale securities at the end of the first quarter of 2004.
Details of changes in the differences between the acquisition cost and net asset value of equity method investees for the six months ended June 30, 2005 and 2004 are as follows (in millions of Korean won) :

	For the six months ended June 30, 2005
	Beginning					Ending
	balance		Increase		Amortization	balance
SK Teletech Co., Ltd.	~~W~~	3,286	~~W~~	—	(~~W~~85)	~~W~~	3,201
SK Communications Co., Ltd.		24,622		—	(220)		24,402
SK C&C Co., Ltd.		5,276		—	(203)		5,073
Paxnet Co., Ltd.		19,310		—	(536)		18,774
Global Credit & Information Corp.		670		—	(21)		649
SLD Telecom PTE. Ltd.		428		—	(11)		417
IHQ, Inc.		—		7,401	(93)		7,308

Total	~~W~~	53,592		7,401	(1,169)	~~W~~	59,824

Less three months ended March 31, 2005				7,401	(527)

Three months ended June 30, 2005			~~W~~	—	(~~W~~642)

	For the six months ended June 30, 2004
	Beginning					Ending
	balance		Increase		Amortization	balance
SK Teletech Co., Ltd.	~~W~~	—	~~W~~	3,596	(~~W~~224)	~~W~~	3,372
SK Communications Co., Ltd.		21,799		—	(157)		21,642
SK C&C Co., Ltd.		5,682		—	(203)		5,479
Paxnet Co., Ltd.		20,383		—	(536)		19,847
Global Credit & Information Corp.		712		—	—		712

Total	~~W~~	48,576		3,596	(1,120)	~~W~~	51,052

Less three months ended March 31, 2004				3,520	(550)

Three months ended June 30, 2004			~~W~~	76	(~~W~~570)

Details of changes in unrealized intercompany gains incurred from asset sales for the six months ended June 30, 2005 are as follows (in millions of Korean won) :

	For the six months ended June 30, 2005
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance
SK Communications Co., Ltd.	~~W~~	—	~~W~~	3,707	~~W~~	—	~~W~~	3,707
SK China Company Ltd.		—		1,085		—		1,085

Total	~~W~~	—	~~W~~	4,792	~~W~~	—	~~W~~	4,792

The condensed financial information of the investees as of and for the six months ended June 30, 2005 are as follows (in millions of Korean won) :

	Total		Total				Net
	Assets		Liabilities		Revenue		Income (loss)
SK Teletech Co., Ltd.	~~W~~	389,394	~~W~~	200,521	~~W~~	295,294	(~~W~~21,382)
SK Communications Co., Ltd.		190,832		50,754		65,880	7,910
SK Telink Co., Ltd.		112,018		42,014		72,297	8,100
SK C&C Co., Ltd.		1,414,710		767,405		383,879	25,475
Paxnet Co., Ltd.		16,920		5,182		20,851	2,292
TU Media Corp.		310,845		225,283		2,218	(35,986)
SLD Telecom PTE. Ltd.		104,186		3,902		—	(5,867)
IHQ, Inc.		43,765		9,061		28,102	3,013
5. LOANS TO EMPLOYEES
Short-term and long-term loans to employees as of June 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	June 30, 2005
							December 31,
	Short-term		Long-term		Total		2004
Loans to employees’ stock ownership association	~~W~~	3,693	~~W~~	14,596	~~W~~	18,289	~~W~~	22,546
Loans to employees for housing and other		97		411		508		612

Total	~~W~~	3,790	~~W~~	15,007	~~W~~	18,797	~~W~~	23,158

6. PROPERTY AND EQUIPMENT
Property and equipment as of June 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	Useful lives
	(years)	June 30, 2005		December 31, 2004
Land	—	~~W~~	465,022	~~W~~	463,656
Buildings and structures	30, 15		1,463,398		1,441,937
Machinery	6		9,602,258		9,452,751
Vehicles	4		20,314		20,268
Other	4		754,750		721,032
Construction in progress	—		192,647		138,002

			12,498,389		12,237,646
Less accumulated depreciation			(8,164,984)		(7,632,393)

Property and equipment, net		~~W~~	4,333,405	~~W~~	4,605,253

The standard value of land declared by the government as of June 30, 2005 and December 31, 2004 are ~~W~~414,481 million and ~~W~~401,771 million, respectively.

Details of change in property and equipment for the six months ended June 30, 2005 and 2004 are as follows (in millions of Korean won) :

	For the six months ended June 30, 2005
	Beginning									Ending
	balance		Acquisition		Disposal	Transfer		Depreciation		balance
Land	~~W~~	463,656	~~W~~	718	(~~W~~477)	~~W~~	1,125	~~W~~	—	~~W~~	465,022
Buildings and structures		1,163,070		6,351	(782)		16,284		(27,430)		1,157,493
Machinery		2,585,118		6,454	(17,764)		194,793		(529,093)		2,239,508
Vehicles		4,030		641	(116)		—		(1,058)		3,497
Other		251,377		208,087	(2,050)		(143,803)		(38,373)		275,238
Construction in progress		138,002		143,016	—		(88,371)		—		192,647

Total	~~W~~	4,605,253		365,267	(21,189)		(19,972)		(595,954)	~~W~~	4,333,405

Less : three months ended March 31, 2005				93,291	(2,193)		278		(288,528)

Three months ended June 30, 2005			~~W~~	271,976	(~~W~~18,996)		(~~W~~20,250)		(~~W~~307,426)

	For the six months ended June 30, 2004
	Beginning									Ending
	balance		Acquisition		Disposal	Transfer		Depreciation		balance
Land	~~W~~	446,574	~~W~~	46	(~~W~~2,235)	~~W~~	1,762	~~W~~	—	~~W~~	446,147
Buildings and structures		840,237		1,209	(6,542)		1,103		(20,712)		815,295
Machinery		2,625,306		10,815	(1,033)		313,180		(557,770)		2,390,498
Vehicles		3,836		2,531	(300)		—		(1,278)		4,789
Other		326,109		218,512	(2,428)		(242,479)		(41,111)		258,603
Construction in progress		309,564		238,526	—		(112,202)		—		435,888

Total	~~W~~	4,551,626		471,639	(12,538)		(38,636)		(620,871)		4,351,220

Less : three months ended March 31, 2004				115,665	(9,965)		(3,897)		(295,237)

Three months ended June 30, 2004			~~W~~	355,974	(~~W~~2,573)		(~~W~~34,739)		(~~W~~325,634)

7.	INTANGIBLE ASSETS

Intangible assets as of June 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	June 30, 2005					December 31, 2004
	Acquisition		Accumulated	Carrying		Acquisition		Accumulated	Carrying
	cost		amortization	amounts		cost		amortization	amounts
Goodwill	~~W~~	2,335,532	(~~W~~450,317)	~~W~~	1,885,215	~~W~~	2,335,532	(~~W~~385,986)	~~W~~	1,949,546
Frequency use rights		1,384,433	(151,938)		1,232,495		1,267,053	(103,734)		1,163,319
Software development costs		221,312	(141,996)		79,316		221,278	(120,699)		100,579
Other		471,899	(239,299)		232,600		445,359	(210,184)		235,175

	~~W~~	4,413,176	(~~W~~983,550)	~~W~~	3,429,626	~~W~~	4,269,222	(~~W~~820,603)	~~W~~	3,448,619

Details of changes in intangible assets for the six months ended June 30, 2005 and 2004 are as follows (in millions of Korean won) :

	For the six months ended June 30, 2005
										Ending
	Beginning balance		Increase		Decrease		Transfer		Amortization	balance
Goodwill	~~W~~	1,949,546	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~64,331)	~~W~~	1,885,215
Frequency use rights		1,163,319		117,380		—		—	(48,204)		1,232,495
Software development costs		100,579		35		—		—	(21,298)		79,316
Other		235,175		6,605		(203)		20,764	(29,741)		232,600

Total	~~W~~	3,448,619		124,020		(203)		20,764	(163,574)	~~W~~	3,429,626

Less : three months ended March 31, 2005				119,545		(80)		425	(81,054)

Three months ended June 30, 2005			~~W~~	4,475		(~~W~~123)	~~W~~	20,339	(~~W~~82,520)

	For the six months ended June 30, 2004
										Ending
	Beginning balance		Increase		Decrease		Transfer		Amortization	balance
Goodwill	~~W~~	2,078,208	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~64,331)	~~W~~	2,013,877
Frequency use rights		1,251,278		—		—		—	(47,852)		1,203,426
Software development costs		133,833		256		—		10,148	(22,122)		122,115
Other		136,949		8,459		(26)		29,910	(21,877)		153,415

Total	~~W~~	3,600,268		8,715		(26)		40,058	(156,182)	~~W~~	3,492,833

Less : three months ended March 31, 2004				4,391		(4)		4,400	(76,554)

Three months ended June 30, 2004			~~W~~	4,324		(~~W~~22)	~~W~~	35,658	(~~W~~79,628)

The book value as of June 30, 2005 and residual useful lives of major intangible assets are as follows (in millions of Korean won) :

				Residual useful
	Amount		Description	lives
Goodwill	~~W~~	1,885,215	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	15 years and 6 months
IMT license		1,107,723	Frequency use rights relating to W-CDMA service	(note)
Development costs		79,315	Software for business use	1 ~ 5 years

(note) Amortization of the IMT license commenced when the Company started its commercial IMT service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expries in December 2016.
8.	BONDS PAYABLE

Bonds payable as of June 30, 2005 and December 31, 2004 are as follows (in millions of Korean won and thousands of U.S. dollars) :

		Annual interest	June 30,		December, 31
	Maturity year	rate (%)	2005		2004
Domestic general bonds	2005	6.0	~~W~~	—	~~W~~	500,000
”	2006	5.0 - 6.0		800,000		800,000
”	2007	5.0 - 6.0		700,000		700,000
”	2008	5.0		300,000		300,000
”	2009	5.0		300,000		300,000
”	2010	4.0		200,000		—
”	2011	3.0		200,000		200,000
Dollar denominated bonds (US$300,000)	2011	4.25		307,320		313,140
Convertible bonds (US$329,450)	2009	—		385,885		385,885

Total				3,193,205		3,499,025
Less discounts on bonds				(48,283)		(51,467)
Less conversion right adjustments				(73,988)		(82,245)
Add long-term accrued interest				24,808		24,808

Net				3,095,742		3,390,121
Less portion due within one year				—		(498,278)

Long-term portion			~~W~~	3,095,742	~~W~~	2,891,843

All of the above bonds will be paid in full at maturity.

On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock which was greater than market value at the date of issuance.

Subsequently, the initial conversion price was changed to ~~W~~226,566 per share in accordance with antidilution protection. The Company may redeem their principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of June 30, 2005 is 1,710,750 shares. Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder a cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.
9.	SUBSCRIPTION DEPOSITS

The Company receives subscription deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on subscription deposits but is required to return them to subscribers upon termination of the subscription contract.

Long-term subscription deposits held as of June 30, 2005 and December 31, 2004 are as follows (in millions of Korean won except deposit per subscriber amounts) :

	Deposit
Service type	per subscriber		June 30, 2005		December 31, 2004
Cellular	~~W~~	200,000	~~W~~	25,701	~~W~~	31,440

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the subscription deposits. Existing subscribers who elect this option are refunded their subscription deposits. As a result, the balance of subscription deposits has been decreasing.
10.	LEASES

As the Company merged with Shinsegi Telecomm, Inc. in January 2002, certain capital leases made by Shinsegi Telecomm, Inc. were transferred to the Company. The Company has an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. Depreciation expense for the six months ended June 30, 2004 was ~~W~~37 million. For the six months ended June 30, 2004, all capital leases were terminated and the Company acquired the related leased machinery free of charge.

As the Company merged with Shinsegi Telecomm, Inc., certain operating lease made by Shinsegi Telecomm, Inc. was transferred to the Company and the related lease expense for the six months ended June 30, 2004 was ~~W~~261 million. This operating lease was terminated in 2004.

11.	MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable denominated in foreign currencies described in Note 8) as of June 30, 2005 and December 31, 2004 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Chinese yuan, thousands of Singapore dollars and thousands of Euros) :

	June 30, 2005				December 31, 2004
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent
Cash and cash equivalents	US$	434	~~W~~	444	US$	3,851	~~W~~	4,020
Accounts receivable — trade	US$	3,271		3,350	US$	2,163		2,257
”	SG$	72		44		—		—
Accounts receivable — other	US$	3,391		3,474	US$	2,930		3,058
Long-term deposits	US$	96		98		—		—
Guarantee deposits	JPY	15,756		146	JPY	15,756		160
”		—		—	US$	142		149

			~~W~~	7,556			~~W~~	9,644

Accounts payable	US$	5,206		5,333	US$	5,158		5,384
”	JPY	9,551		89	JPY	38,618		391
”	HK$	239		31	HK$	217		29
”	GBP	249		461	GBP	67		135
”	SG$	6		3	SG$	5		3
”	CNY	1		1	CNY	1		1
”	EUR	71		88	EUR	119		169

			~~W~~	6,006			~~W~~	6,112

12.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of June 30, 2005 and December 31, 2004 are as follows :

	June 30, 2005	December 31, 2004
Authorized shares	220,000,000	220,000,000
Issued shares	82,276,711	82,276,711

Significant changes in capital stock and capital surplus for the six months ended June 30, 2005 and for the year ended December 31, 2004 are as follows (in millions of Korean won except for share data) :

	Number of shares
	issued	Capital stock		Capital surplus
At January 1, 2004	82,276,711	~~W~~	44,639	~~W~~	2,915,964
Excess unallocated purchase price (note a)	—		—		(77)
Considerations for conversion right (note b)	—		—		67,279

At December 31, 2004	82,276,711		44,639		2,983,166
Deferred tax liabilities deducted from capital surplus (note c)	—		—		(18,501)
Transferred from stock option in capital adjustment (note d)	—		—		1,533

June 30, 2005	82,276,711	~~W~~	44,639	~~W~~	2,966,198

(note a)	During the year ended December 31, 2004, the Company paid ~~W~~77 million to certain former shareholders of Shinsegi Telecomm, Inc. in accordance with the ruling of the court and deducted it from capital surplus in accordance with Korean GAAP.

(note b)	The Company issued zero coupon convertible bonds in the principal amount of US$329,450,000 at US$324,923,469 with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock on May 27, 2004 and the consideration for conversion right of ~~W~~67,279 million was added to capital surplus in accordance with Korean GAAP (See Note 2 (h)).

(note c)	Tax effects of considerations of conversion right, which resulted in temporary difference, was deducted directly from related components of stockholders’ equity, pursuant to adoption of SKAS No. 16 for the six months ended June 30, 2005.

(note d)	During the six months ended June 30, 2005, exercisable period for the stock options representing 17,800 shares, of which recognized compensation costs was ~~W~~1,533 million, were expired and the related stock options of ~~W~~1,533 million in capital adjustment was transferred to capital surplus in accordance with Korean GAAP (See Note 2 (m)).

13.	RETAINED EARNINGS

Retained earnings as of June 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	June 30, 2005		December 31, 2004
Appropriated	~~W~~	5,470,701	~~W~~	4,733,936
Unappropriated		836,922		1,422,772

	~~W~~	6,307,623	~~W~~	6,156,708

The details of appropriated retained earnings as of June 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	June 30, 2005		December 31, 2004
Legal reserve	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		33,000		33,000
Reserve for loss on disposal of treasury stock		477,182		477,182
Reserve for research and manpower development		822,061		776,296
Reserve for business expansion		4,116,138		3,425,138

Total	~~W~~	5,470,701	~~W~~	4,733,936

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b.	Reserve for Improvement of Financial Structure

The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

c.	Reserves for Loss on Disposal of Treasury Stock and Research and Manpower Development

Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.

14.	TREASURY STOCK

Upon the issuances of stock dividends and new common stock and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for £Ü6,110 million until 2004. In addition, the Company acquired 7,452,810 shares of treasury stock in the market or through the trust funds for ~~W~~1,771,507 million through 2003 in order to stabilize the market price of its stock.

Under the Mutual Agreement on Stock Exchange between the Company and KT Corporation, on December 30, 2002 and January 10, 2003, the Company acquired 8,266,923 shares of the Company’s common stock from KT Corporation for ~~W~~1,853,643 million.

On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc., of which the cost was ~~W~~584,646 million.

On January 6, 2003, the Company retired 4,457,635 shares of treasury stock that were purchased from KT Corporation as mentioned above in accordance with a resolution of the board of directors dated December 26, 2002 and reduced unappropriated retained earnings by ~~W~~1,008,882 million including the tax effect of ~~W~~9,373 million, in accordance with the Korean Commercial Laws.

On June 30, 2003, in accordance with a resolution of the board of directors dated June 24, 2003, the Company announced a stock repurchase program to acquire 2,544,600 shares of common stock in the market in order to enhance stockholders’ interest and to stabilize the stock price. Pursuant to the program, the Company acquired a total of 2,544,600 shares of Company’s outstanding common stock for ~~W~~525,174 million during the period from June 30, 2003 to August 11, 2003 and retired such treasury shares on August 20, 2003, which reduced the unappropriated retained earnings by £Ü537,138 million including the tax effect of ~~W~~11,964 million, in accordance with Korean Commercial Laws.

On February 20, 2004, the Company additionally acquired fractional shares totaling 12 shares for ~~W~~2 million which resulted from the merger with SK IMT Co., Ltd.

15.	STOCK OPTIONS

On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders and its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of ~~W~~424,000 per share, 43,820 shares at an exercise price of ~~W~~211,000 per share and 65,730 shares at an exercise price of ~~W~~267,000 per share, respectively. The stock options will become exercisable after three years from the date of grant and shall be exercisable for two years from the first exercisable date. Upon exercise of stock options, the Company will issue its common stock. If the employees leave the Company within three years after the grant of stock options, such employees forfeit their unvested stock options awarded. During the year ended December 31, 2004, stock options representing 530 shares, of which total compensation cost was ~~W~~3 million, were forfeited.

The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering the volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of ~~W~~500 per share for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost (included in labor cost) for the three months and six months ended June 30, 2005 and 2004 and the outstanding balance of stock option in capital adjustment as of June 30, 2005 and December 31, 2004 are as follows and there was no compensation cost to be recognized for the following period after June 30, 2005 (in millions of Korean won) :

			Recognized				Recognized
			compensation cost				compensation cost
			for the three months				for the six months				Stock option in
	Total		ended June 30,				ended June 30,				capital adjustment
	Compensation										June 30,		December 31,
Grant date	cost		2005		2004		2005		2004		2005		2004
March 17, 2000 (note)	~~W~~	1,533	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,533
March 16, 2001		234		—		—		—		13		234		234
March 8, 2002		3,246		—		271		181		541		3,246		3,066

	~~W~~	5,013	~~W~~	—	~~W~~	271	~~W~~	181	~~W~~	554	~~W~~	3,480	~~W~~	4,833

(note)	During the six months ended June 30, 2005, exercisable period for the stock options representing 17,800 shares, of which recognized compensation costs was ~~W~~1,533 million, were expired and the related stock options of ~~W~~1,533 million in capital adjustment were transferred to capital surplus
The pro forma net income and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002) in estimating the value of its stock options, for the three months and six months ended June 30, 2005, 2004 and 2003 are as follows :

	For the three months ended June 30,
	2005		2004		2003
Pro forma ordinary income (in millions of Korean won)	~~W~~	650,695	~~W~~	410,235	~~W~~	778,639
Pro forma ordinary income per common share (in Korean won)		6,345		4,052		7,225
Pro forma net income (in millions of Korean won)		467,110		298,282		549,850
Pro forma net income per common share (in Korean won)		6,345		4,052		7,225

	For the six months ended June 30,
	2005		2004		2003
Pro forma ordinary income (in millions of Korean won)	~~W~~	1,197,602	~~W~~	1,079,869	~~W~~	1,427,877
Pro forma ordinary income per common share (in Korean won)		11,346		10,190		13,082
Pro forma net income (in millions of Korean won)		835,230		750,159		997,599
Pro forma net income per common share (in Korean won)		11,346		10,190		13,082

16. INCOME TAXES
     a. Details of income tax expense
     Income tax expenses for the six months ended June 30, 2005 and 2004 consist of the following (in millions of Korean won) :

	2005		2004
Current	~~W~~	341,997	~~W~~	297,015
Deferred (note a)		20,375		32,694

Income tax expenses		362,372		329,710
Less : three months ended March 31,		(178,787)		(217,757)

Three months ended June 30,	~~W~~	183,585	~~W~~	111,953

(note a)	Changes in net deferred tax liabilities for the six months ended June 30, 2005 and 2004 are as follows (in millions of Korean won) :

		2005			2004
Ending balance of net deferred tax liabilities			349,168			274,993
Beginning balance of net deferred tax liabilities	(	~~W~~	323,096)	(	~~W~~	242,057)
Adjustment to the beginning net deferred income tax liabilities based on tax return filed			8,536			(242)
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity			(14,233)			—

		~~W~~	20,375		~~W~~	32,694

b. Reconciling items between accounting income and taxable income
Reconciling items between accounting income and taxable income for the six months ended June 30, 2005 and 2004 are as follows (in millions of Korean won) :

	2005		2004
• (Temporary Differences)

• Additions :

Allowance for doubtful accounts	~~W~~	87,035	~~W~~	50,344
Accrued interest income		4,423		5,978
Reserves for research and manpower development		65,733		42,117
Equity in losses of affiliates		37,198		—
Foreign currency translation gain		—		2,802
Depreciation		8,665		4,987
Loss on impairment of long-term investment securities		—		11,782
Loss on impairment of other assets		—		21,098
Loss on valuation of derivative instruments		—		2,143
Accrued severance indemnities		10,708		15,938
Deposits for severance indemnities		7,616		5,700
Accrued interconnection revenue		—		118,452
Other		64,819		28,916

Sub-total		286,197		310,257

Deductions:
Reserves for research and manpower development		(65,000)		(140,000)
Allowance for doubtful accounts		(59,612)		(67,482)
Depreciation		(39,287)		(89,141)
Accrued interest income		(6,947)		(12,449)
Foreign currency translation loss		—		(5,617)
Equity in earnings of affiliates		(18,167)		(43,854)
Accrued severance indemnities		(7,616)		(5,700)
Deposits for severance indemnities		(102)		(8,411)
Loss on impairment of other assets		(19,579)		(17,986)
Gain on valuation of derivative instruments		(2,645)		—
Other		(33,430)		(40,875)

Sub-total		(252,385)		(431,515)

Total Temporary Differences		33,812		(121,258)

•

• (Permanent Differences)		73,171		108,199

Total	~~W~~	106,983		(~~W~~13,059)

c. Change in cumulative temporary differences and deferred tax liabilities
Changes in cumulative temporary differences for the six months ended June 30, 2005 and 2004 and deferred tax assets and liabilities as of June 30, 2005 and 2004 are as follows (in millions of Korean won) :
•	For the six months ended June 30, 2005

		January 1,		Increase		Decrease			June 30,
Description		2005		(note b)		(note b)			2005
Current :
Allowance for doubtful accounts		~~W~~	59,622	~~W~~	87,026	~~W~~	59,612		~~W~~	87,036
Accrued interest income			(7,796)		(3,574)		(4,423)			(6,947)
Other			235,000		4,142		16,569			222,573

Total			286,826	~~W~~	87,594	~~W~~	71,758			302,662

Temporary differences unlikely to be realized (note a)			(128,555)							(128,555)

Total current cumulative temporary differences-net		~~W~~	158,271						~~W~~	174,107

Current deferred tax assets-net (note c)		~~W~~	43,525						~~W~~	47,879

Non-current :
Property and equipment			(127,822)		(29,635)		4,086			(161,543)
Loss on impairment of long-term investment securities			106,752		—		400			106,352
Loss on impairment of other long-term assets			21,070		8,467		19,579			9,958
Reserves for research and manpower development			(709,467)		(65,000)		(65,733)			(708,734)
Reserves for loss on disposal of treasury stock			(474,081)		—		—			(474,081)
Equity in (earnings) losses of affiliates			(89,441)		19,031		—			(70,410)
Equity in capital adjustment of affiliates			—		(113,987)		—			(113,987)
Unrealized loss on valuation of long-term investment securities			—		116,128		—			116,128
Accrued severance indemnities			139,524		7,321		7,616			139,229
Deposits for severance indemnities			(139,524)		(7,321)		(7,616)			(139,229)
Loss on valuation of derivative instruments			15,789		—		2,645			13,144
Loss on valuation of derivative instruments -capital adjustment			—		27,750		—			27,750
Considerations for conversion right			—		(67,279)		—			(67,279)
Other			(122,004)		127,804		22,245			(16,445)

Total			(1,379,204)	~~W~~	23,279		(~~W~~16,778)			(1,339,147)

Temporary differences unlikely to be realized (note a)			46,038							(104,664)

Total non-current cumulative temporary differences-net	(	~~W~~	1,333,166)					(	~~W~~	1,443,811)

Total non-current deferred tax liabilities-net (note c)	(	~~W~~	366,621)					(	~~W~~	397,047)

(note a)	Through 2004, the tax effects of temporary differences, which are unlikely to be realized, and temporary differences directly adjusted to capital surplus or capital adjustments, such as net unrealized loss on valuation of long-term investment securities, were excluded in determining the net deferred tax assets or liabilities. However, effective January 1, 2005, pursuant to adoption of SKAS No. 16, “Income Taxes”, temporary differences are presented on a gross basis, including temporary differences which are unlikely to be realized. In addition, tax effects of temporary differences related to adjustments made directly to capital surplus or capital adjustments are included in determining the net deferred tax assets or liabilities.

(note b)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(note c)	Effective January 1, 2005, pursuant to adoption of SAKS No. 16 deferred tax assets and liabilities are separated into current and non-current based on the classification of related assets or liabilities for financial reporting purpose.

•

•	For the six months ended June 30, 2004

	January 1,		Increase		Decrease		June 30,
Description	2004		(note b)		(note b)		2004
Property and equipment	~~W~~	41,373	(~~W~~	76,383)	~~W~~	4,991	(~~W~~	40,001)
Allowance for doubtful accounts		66,833		50,993		67,482		50,344
Loss on impairment of long-term investment securities		95,269		11,782		250		106,801
Foreign currency translation loss		5,617		—		5,617		—
Foreign currency translation gain		(2,802)		—		(2,802)		—
Reserves for research and manpower development		(663,702)		(140,000)		(42,118)		(761,584)
Reserves for loss on disposal of treasury stock		(474,081)		—		—		(474,081)
Accrued interest income		(5,978)		(12,449)		(5,978)		(12,449)
Equity in (earnings) losses of affiliates		(35,616)		(43,854)		—		(79,470)
Loss on impairment of other assets		22,459		21,098		17,987		25,570
Accrued severance indemnities		148,963		15,938		24,235		140,666
Deposits for severance indemnities		(139,054)		(8,411)		(14,326)		(133,139)
Accrued interconnection revenue		—		118,452		—		118,452
Other		57,547		9,917		13,853		53,611

• Total temporary differences
	(~~W~~	883,172)	(~~W~~	52,917)	~~W~~	69,191	(~~W~~	1,005,280)

Deferred tax liabilities-net (note a)	(~~W~~	242,057)					(~~W~~	274,993)

(note a)	The tax effects of temporary differences which are not realizable and the net unrealized loss on valuation of long-term investment securities are excluded in determining the above net deferred tax liabilities.

(note b)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.
  d.    Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments
               Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments as of June 30, 2005 are as follows (in millions of Korean won) :

Considerations for conversion right	(~~W~~	18,501)
Unrealized loss on valuation of long-term investment securities		31,935
Equity in capital adjustment of affiliates, net		(35,299)
Loss on valuation of currency swap		7,632

Total	(~~W~~	14,233)

     e. Effective tax rate
               Effective tax rates for the three months and six months ended June 30, 2005 and 2004 are as follows (in millions of Korean won) :

	For the		For the		For the		For the
	three months		six months		three months		six months
	ended		ended		ended		ended
	June 30, 2005		June 30, 2005		June 30, 2004		June 30, 2004
Income before income tax expenses	~~W~~	650,695	~~W~~	1,197,900	~~W~~	410,682	~~W~~	1,080,954
Income tax expenses		183,585		362,372		111,953		329,710

Effective tax rate		28.21%		30.25%		27.26%		30.50%

17.	NET INCOME AND ORDINARY INCOME PER SHARE

The Company’s net income and ordinary income per share amounts for the three months and six months ended June 30, 2005 and 2004 and for the year ended December 31, 2004 are computed as follows (in millions of Korean won, except for share and income per share) :

Net income and ordinary income per share

	For the		For the		For the		For the
	three months		six months		three months		six months
	ended		ended		ended		ended
	June 30,		June 30,		June 30,		June 30,
	2005		2005		2004		2004
Net income and ordinary income	~~W~~	467,110	~~W~~	835,528	~~W~~	298,729	~~W~~	751,244
Weighted average number of common shares outstanding		73,614,296		73,614,296		73,614,296		73,614,299

Net income and ordinary income per share (in Korean won)	~~W~~	6,345	~~W~~	11,350	~~W~~	4,058	~~W~~	10,205

Net income and ordinary income per share for the years ended December 31, 2004 and 2003 and for the three months ended March 31, 2005 and 2004 are ~~W~~20,307, ~~W~~25,876, ~~W~~5,005 and ~~W~~6,147, respectively.

The weighted average number of common shares outstanding for the three months and six months ended June 30, 2005 and 2004 is calculated as follows :

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended June 30, 2005
At April 1, 2005	82,276,711	91 / 91	82,276,711
Treasury stock, at the beginning	(8,662,415)	91 / 91	(8,662,415)

Total	73,614,296		73,614,296

For the six months ended June 30, 2005
At January 1, 2005	82,276,711	181 / 181	82,276,711
Treasury stock, at the beginning	(8,662,415)	181 / 181	(8,662,415)

Total	73,614,296		73,614,296

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended June 30, 2004
At April 1, 2004	82,276,711	91 / 91	82,276,711
Treasury stock, at the beginning	(8,662,415)	91 / 91	(8,662,415)

Total	73,614,296		73,614,296

For the six months ended June 30, 2004
At January 1, 2004	82,276,711	182 / 182	82,276,711
Treasury stock, at the beginning	(8,662,403)	182 / 182	(8,662,403)
Purchase of fractional shares related to merger with SK IMT Co., Ltd.	(12)	132 / 182	(9)

Total	73,614,296		73,614,299

Diluted net income and ordinary income per share amounts for the three months and six months ended June 30, 2005 and 2004 and the year ended December 31, 2004 are computed as follows (in millions of won, except for share data) :

Diluted net income and ordinary income per share

	For the three months				For the six months
	ended				ended
	June 30,		June 30,		June 30,		June 30,
	2005		2004		2005		2004
Adjusted net income and ordinary income	~~W~~	470,260	~~W~~	299,871	~~W~~	841,794	~~W~~	752,385
Adjusted weighted average number of common shares outstanding		75,325,046		74,228,903		75,325,046		73,921,603

Diluted net income and ordinary income per share	~~W~~	6,243	~~W~~	4,040	~~W~~	11,175	~~W~~	10,178

Diluted net income and ordinary income per share for the years ended December 31, 2004 and 2003 and for the three months ended March 31, 2004 and 2003 are ~~W~~20,137, ~~W~~25,876, ~~W~~4,932 and ~~W~~6,147, respectively.

Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the six months ended June 30, 2005 and 2004 and for the year ended December 31, 2004 are calculated as follows :

	For the three months				For the six months				For the year
	ended				ended				ended
	June 30,		June 30,		June 30,		June 30,		December 31,
	2005		2004		2005		2004		2004
Net income and ordinary income	~~W~~	467,110	~~W~~	298,729	~~W~~	835,528	~~W~~	751,244	~~W~~	1,494,852
Effect of stock option (note a)		—		—		—		—		—
Effect of convertible bonds (note b)		3,150		1,142		6,266		1,141		7,317

Adjusted net income and ordinary income	~~W~~	470,260	~~W~~	299,871	~~W~~	841,794	~~W~~	752,385	~~W~~	1,502, 169

Weighted average number of common shares outstanding		73,614,296		73,614,296		73,614,296		73,614,299		73,614,297
Effect of stock option (note a)		—		—		—		—		—
Effect of convertible bonds (note b)		1,710,750		614,607		1,710,750		307,304		982,480

Adjusted weighted average number of common shares outstanding		75,325,046		74,228,903		75,325,046		73,921,603		74,596,777

(note a)	In the three months and six months ended June 30, 2005 and the year ended December 31, 2004, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the three months and six months ended June 30, 2005 and the year ended December 31, 2004, respectively. In the three months and six months ended June 30, 2004, the average market price of common stock for the three months and six months ended June 30, 2004 exceeded the exercise price, but such stock options were not included in the diluted income per share calculation as the related adjustments to net income creates an anti-dilutive effect.

(note b)	The effect of convertible bond are increase in net income and ordinary income related to interest expense that would not have been incurred, and increase in the weighted average number of common shares outstanding related to common share that would have been issued, assuming the exercise of conversion rights at the beginning of the period or the issuance date.
18.	COMMITMENT

At June 30, 2005, the Company has guarantee deposits restricted for its checking accounts totaling ~~W~~26 million and deposits restricted for the interest of the public totaling ~~W~~10,000 million.

19.	PROVISION FOR MILEAGE POINTS

The Company, for its marketing purposes, grants certain mileage points (“Rainbow Points”) to its subscribers based on their usage of the Company’s services. The provision for such mileage points was provided based on the mileage points to be used in the future and the Company’s marketing policy, and the reserve for such mileage points as of June 30, 2005 totaled ~~W~~57,939 million was recorded as accrued expenses.

20.	INSURANCE

At June 30, 2005, certain of the Company’s assets are insured with local insurance companies as follows (in millions of Korean won and thousands of U.S. dollars) :

Insured	Risk	Carrying value		Coverage
				US$	66,000
Inventory, property and equipment	Fire and comprehensive liability	~~W~~	3,583,778	~~W~~	6,864,220

In addition, the Company carries directors and officers liability coverage insurance totaling ~~W~~30,000 million.

21.	TRANSACTIONS WITH RELATED COMPANIES

Significant related party transactions and balances as of June 30, 2005 and December 31, 2004, and for the three months and six months ended June 30, 2005 and 2004 were as follows (in millions of Korean won) :

	For the three months		For the six months
	ended June 30,		ended June 30,
Description	2005	2004	2005	2004
• Transactions

SK C&C Co., Ltd. :
Purchases of property and equipment	24,277	32,029	28,057	52,815
Commissions paid and other expenses	74,570	71,329	143,099	135,189
Commission and other income	2,427	1,813	4,242	3,750

SK Engineering & Construction Co., Ltd. :
Construction	48,883	88,883	50,147	101,833
Commissions paid and other expenses	495	944	594	945
Commissions and other income	657	261	896	479

SK Networks Co., Ltd. :
Purchases of property and equipment	436	1,473	1,126	2,217
Commissions paid and other expenses	108,651	107,418	205,145	189,383
Commissions and other income	4,647	1,922	7,221	5,645

SK Corporation :
Purchases of property and equipment	259	1,587	470	1,587
Commissions paid and other expenses	14,329	8,862	23,074	18,260
Commissions and other income	3,188	711	4,168	1,179

Innoace Co., Ltd. :
Purchases of property and equipment	3,981	3,963	4,646	5,773
Commissions paid and other expenses	427	835	1,116	963
Commissions and other income	59	94	110	172

SK Communications Co., Ltd. :
Purchases of property and equipment	—	—	126	35
Commissions paid and other expenses	11,477	9,684	18,910	20,389
Commissions and other income	251	3,540	485	7,682

SK Telesys Co., Ltd. :
Purchases of property and equipment	53,123	40,397	66,805	40,884
Commissions paid and other expenses	1,378	175	1,536	527
Commissions and other income	136	67	190	156

WiderThan Co., Ltd. :
Purchases of property and equipment	3,317	105	4,562	263
Commissions paid and other expenses	24,512	17,980	45,874	33,938
Commissions and other income	25	25	32	38

Description	June 30, 2005		December 31, 2004
• Balances

SK C&C Co., Ltd. :
Accounts receivable	~~W~~	326	~~W~~	77
Accounts payable		86,009		75,802
Guarantee deposits received		346		346

SK Engineering & Construction Co., Ltd. :
Accounts receivable		234		76
Accounts payable		8,084		135,213
Guarantee deposits received		398		408

SK Networks Co., Ltd. :
Accounts receivable		862		1,102
Guarantee deposits		113		113
Accounts payable		21,773		18,696
Guarantee deposits received		1,003		955

SK Corporation :
Accounts receivable		1,360		2,392
Guarantee deposits		1,307		103,720
Accounts payable		9,779		19,917
Guarantee deposits received		6,174		10,194

Innoace Co., Ltd. :
Accounts payable		4,215		15,199
Guarantee deposits received		2,138		2,138

SK Communications Co., Ltd. :
Accounts receivable		10,488		235
Accounts payable		6,807		11,509
Guarantee deposits received		3,681		11,127

SK Telesys Co., Ltd. :
Accounts receivable		38		11
Accounts payable		26,705		51,954

SK Wyverns Baseball Club Co., Ltd. :
Long-term and short-term loans		5,857		7,957

Mirae Asset Life Insurance Co., Ltd. (former : SK Life Insurance Co., Ltd.) :
Deposits for severance indemnities		59,460		61,419
Guarantee deposits paid		60		60
Accounts receivable		3,304		1,100
Guarantee deposits received		821		821

WiderThan Co., Ltd. :
Accounts receivable		—		58
Accounts payable		6,877		9,829

22.	DERIVATIVE INSTRUMENTS

The Company has entered into a foreign currency forward contract and a fixed-to-fixed cross currency swap contract with Citi Bank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed US dollar denominated bonds with face amounts totaling US$300,000 thousand at annual fixed interest rate of 4.25% issued on April 1, 2004. As of June 30, 2005, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~20,119 million (excluding tax effect totaling ~~W~~7,632 million and foreign exchange translation gain arising from unguaranteed US dollar denominated bonds totaling ~~W~~37,259 million) was accounted for as a capital adjustment.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed US dollar denominated convertible bonds with face amounts of US$329,450 thousand issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, a gain on valuation of currency swap of ~~W~~2,645 million for the six months ended June 30, 2005 is charged to current operations. As of June 30, 2005, fair values of above derivatives totaling ~~W~~78,154 million are recorded in long-term liabilities.

Details of derivative instruments as of June 30, 2005 are as follows (in thousands of US dollars and millions of Korean won) :

					Fair value
					Designated
	Hedged	Face		Duration	as cash		Not
Type	item	amount		of contract	flow hedge		Designated		Total
Fix-to-fixed cross	Unguaranteed US dollar			March 23, 2004
currency swap	denominated bonds	US$	300,000	~ April 1, 2011	~~W~~	65,010	~~W~~	—	~~W~~	65,010
Fix-to-fixed cross	Unguaranteed US dollar			May 27, 2004
currency swap	denominated convertible bonds	US$	100,000	~ May 27, 2009		—		13,144		13,144

					~~W~~	65,010	~~W~~	13,144	~~W~~	78,154

The above derivative instruments designated as cash flow hedge mature within 69 months from June 30, 2005 at the longest; and the expected portion of capital adjustments as of June 30, 2005, related to loss on valuation of currency swap, to be recorded in earnings within the next 12 months amounted to ~~W~~7,066 million.

23.	SUBSTANTIAL CHANGES IN THE BUSINESS ENVIRONMENT
a.	Acquisition of WiBro License

The Company, together with KT Corporation and Hanaro Telecom Inc., acquired the license for WiBro, a portable internet service which is scheduled to start commercial operations in June 2006, as a result of the decision of the Committee of Information and Communication Policy dated January 20, 2005. With regard to this service, the Company made a contribution of ~~W~~117 billion and received the WiBro license from the Ministry of Information and Technology in March 2005, which was recorded as intangible asset.

b.	Establishment of SK-EarthLink, a joint venture company in the U.S.A.

In accordance with the resolution of the Company’s board of directors dated January 26, 2005, the Company and EarthLink, Inc., an internet service provider in the United States of America, agreed to establish ‘SK-EarthLink’, a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication service across the United States of America. The Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, will invest US$220 million for a 50% equity interest in the joint venture company from 2005 through 2007. SK-EarthLink plans to launch cellular voice and data services across the United States of America by the third quarter of 2005 by renting networks from network operators throughout the United States of America also known as partial mobile virtual network operator (MVNO) system.
24.	SUBSEQUENT EVENT
a.	Disposal of the Company’s investments in common shares of SK Teletech Co., Ltd.

In accordance with the resolution of the Company’s board of directors dated May 3, 2005, on July 12, 2005, the Company sold 4,542,000 shares of 6,747,421 SK Teletech Co., Ltd. (“SKTT”) shares held by the Company, representing 60% of the total outstanding common stock of SKTT, for a total selling price of ~~W~~292.4 billion (~~W~~64,386 per share), to Curitel Communications, Inc., a handset maker in Korea. As a result, the Company’s ownership in SKTT decreased from 89.1% to 29.1% and the Company’s management rights of SKTT transferred to Curitel Communications, Inc. on July 12, 2005.

b.	Interim dividends

The board of directors of the Company resolved to pay interim cash dividends of ~~W~~1,000 per share totaling ~~W~~73,614 million on July 29, 2005. The ex-dividend date was June 30, 2005 and the interim dividends are expected to be paid by August 18, 2005.